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                                                                    Exhibit 99.1


ITEM 1.  BUSINESS

                                   REGULATION

     We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below.

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     As a registered public utility holding company, we and our subsidiaries are subject to a comprehensive regulatory scheme imposed by the SEC in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under the 1935 Act, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain financing, acquire additional public utility assets or stock, or engage in other significant transactions, we are generally required to obtain approval from the SEC under the 1935 Act.

     We received an order from the SEC under the 1935 Act on June 30, 2003 and supplemental orders thereafter relating to our financing activities and those of our regulated subsidiaries, as well as other matters. The orders are effective until June 30, 2005. As of December 31, 2004, the orders generally permitted us and our subsidiaries to issue securities to refinance indebtedness outstanding at June 30, 2003, and authorized us and our subsidiaries to issue certain incremental external debt securities and common and preferred stock through June 30, 2005 in specified amounts, without prior authorization from the SEC. The orders also contain certain requirements regarding ratings of our securities, interest rates, maturities, issuance expenses and use of proceeds. The orders generally require that CenterPoint Houston and CERC maintain a ratio of common equity to total capitalization of at least 30%. We intend to file an application for approval of our post-June 30, 2005 financing activities.

     Pursuant to requirements of the orders, we formed a service company, CenterPoint Energy Service Company, LLC (Service Company), that began operation as of January 1, 2004, to provide certain corporate and shared services to our subsidiaries. Those services are provided pursuant to service arrangements that are in a form prescribed by the SEC. Services are provided by the Service Company at cost and are subject to oversight and periodic audit from the SEC.

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     The United States Congress from time to time considers legislation that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted or, if adopted, the effect of any such law on our business.

FEDERAL ENERGY REGULATORY COMMISSION

     The FERC has jurisdiction under the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended, to regulate the transportation of natural gas in interstate commerce and natural gas sales for resale in intrastate commerce that are not first sales. The FERC regulates, among other things, the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion or abandonment of these facilities. The rates charged by interstate pipelines for interstate transportation and storage services are also regulated by the FERC.

     Our natural gas pipeline subsidiaries may periodically file applications with the FERC for changes in their generally available maximum rates and charges designed to allow them to recover their costs of providing service to customers (to the extent allowed by prevailing market conditions), including a reasonable rate of return. These rates are normally allowed to become effective after a suspension period and, in some cases, are subject to refund under applicable law until such time as the FERC issues an order on the allowable level of rates.

     On November 25, 2003, the FERC issued Order No. 2004, the final rule modifying the Standards of Conduct applicable to electric and natural gas transmission providers, governing the relationship between regulated transmission providers and certain of their affiliates. During 2004, the FERC Order was amended three times. The rule significantly changes and expands the regulatory burdens of the Standards of Conduct and applies essentially the same standards to jurisdictional electric transmission providers and natural gas pipelines. On February 9, 2004, our natural gas pipeline subsidiaries filed Implementation Plans required under the new rule. Those subsidiaries were further required to post their Implementation Procedures on their websites by September 22, 2004, and to be in compliance with the requirements of the new rule by that date.

     CenterPoint Houston is not a "public utility" under the Federal Power Act and therefore is not generally regulated by the FERC, although certain of its transactions are subject to limited FERC jurisdiction.

STATE AND LOCAL REGULATION

     Electric Transmission & Distribution. CenterPoint Houston conducts its operations pursuant to a certificate of convenience and necessity issued by the Texas Utility Commission that covers its present service area and facilities. In addition, CenterPoint Houston holds non-exclusive franchises, typically having a term of 50 years, from the incorporated municipalities in its service territory. These franchises give CenterPoint Houston the right to construct, operate and maintain its transmission and distribution system within the streets and public ways of these municipalities for the purpose of delivering electric service to the municipality, its residents and businesses in exchange for payment of a fee. The franchise for the City of Houston is scheduled to expire in 2007.

     All retail electric providers in CenterPoint Houston's service area pay the same rates and other charges for transmission and distribution services.

     CenterPoint Houston's distribution rates charged to retail electric providers for residential customers are based on amounts of energy delivered, whereas distribution rates for a majority of commercial and industrial customers are based on peak demand. Transmission rates charged to other distribution companies are based on amounts of energy transmitted under "postage stamp" rates that do not vary with the distance the energy is being transmitted. All distribution companies in ERCOT pay CenterPoint Houston the same rates and other charges for transmission services. The transmission and distribution rates for CenterPoint Houston have been in effect since January 1, 2002, when electric competition began. This regulated delivery charge includes the transmission and distribution rate (which includes costs for nuclear decommissioning and municipal franchise fees), a system benefit fund fee imposed by the Texas electric restructuring law, a transition charge associated

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with securitization of regulatory assets and an excess mitigation credit imposed by the Texas Utility Commission.

     Natural Gas Distribution. In almost all communities in which CERC provides natural gas distribution services, it operates under franchises, certificates or licenses obtained from state and local authorities. The terms of the franchises, with various expiration dates, typically range from 10 to 30 years, though franchises in Arkansas are perpetual. None of CERC's material franchises expire in the near term. CERC expects to be able to renew expiring franchises. In most cases, franchises to provide natural gas utility services are not exclusive.

     Substantially all of CERC's retail natural gas sales by its local distribution divisions are subject to traditional cost-of-service regulation at rates regulated by the relevant state public utility commissions and, in Texas, by the Railroad Commission of Texas (Railroad Commission) and municipalities CERC serves.

     In 2004, the City of Houston, 28 other cities and the Railroad Commission approved a settlement that increased Houston Gas' base rate and service charge revenues by approximately $14 million annually.

     In February 2004, the Louisiana Public Service Commission (LPSC) approved a settlement that increased Southern Gas Operations' base rate and service charge revenues in its South Louisiana Division by approximately $2 million annually.

     In July 2004, Minnesota Gas filed an application for a general rate increase of $22 million with the Minnesota Public Utilities Commission (MPUC). Minnesota Gas and the Minnesota Department of Commerce have agreed to a settlement of all issues, including an annualized increase in the amount of $9 million, subject to approval by the MPUC. A final decision on this rate relief request is expected from the MPUC in the second quarter of 2005. Interim rates of $17 million on an annualized basis became effective on October 1, 2004, subject to refund.

     In July 2004, the LPSC approved a settlement that increased Southern Gas Operations' base rate and service charge revenues in its North Louisiana Division by approximately $7 million annually.

     In October 2004, Southern Gas Operations filed an application for a general rate increase of approximately $3 million with the Railroad Commission for rate relief in the unincorporated areas of its Beaumont, East Texas and South Texas Divisions. The Railroad Commission staff has begun its review of the request, and a decision is anticipated in April 2005.

     In November 2004, Southern Gas Operations filed an application for a general rate increase of approximately $34 million with the Arkansas Public Service Commission (APSC). The APSC staff has begun its review of the request, and a decision is anticipated in the second half of 2005.

     In December 2004, the OCC approved a settlement that increased Southern Gas Operations' base rate and service charge revenues in Oklahoma by approximately $3 million annually.

DEPARTMENT OF TRANSPORTATION

     In December 2002, Congress enacted the Pipeline Safety Improvement Act of 2002 (the Act). This legislation applies to our interstate pipelines as well as our intrastate pipelines and local distribution companies. The legislation imposes several requirements related to ensuring pipeline safety and integrity. It requires pipeline and distribution companies to assess the integrity of their pipeline transmission facilities in areas of high population concentration or High Consequence Areas (HCA). The legislation further requires companies to perform remediation activities, in accordance with the requirements of the legislation, over a 10-year period.

     In December 2003, the Department of Transportation Office of Pipeline Safety issued the final regulations to implement the Act. These regulations became effective on February 14, 2004 and provided guidance on, among other things, the areas that should be classified as HCA. Our interstate pipelines developed and implemented a written pipeline integrity management program in 2004, meeting the Depart-

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ment of Transportation Office of Pipeline Safety requirement of having the program in place by December 17, 2004.

     Our interstate and intrastate pipelines and our natural gas distribution companies anticipate that compliance with the new regulations will require increases in both capital and operating cost. The level of expenditures required to comply with these regulations will be dependent on several factors, including the age of the facility, the pressures at which the facility operates and the number of facilities deemed to be located in areas designated as HCA. Based on our interpretation of the rules and preliminary technical reviews, we anticipate compliance will require average annual expenditures of approximately $15 to $20 million during the initial 10-year period.

                             ENVIRONMENTAL MATTERS

     Our operations are subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of natural gas pipelines, gas gathering and processing systems, and electric transmission and distribution systems we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

     - restricting the way we can handle or dispose of our wastes;

     - limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

     - requiring remedial action to mitigate pollution conditions caused by our operations, or attributable to former operations; and

     - enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

     In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     - construct or acquire new equipment;

     - acquire permits for facility operations;

     - modify or replace existing and proposed equipment; and

     - clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities.

     Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

     The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

     We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. In addition, we

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believe that the various environmental remediation activities in which we are presently engaged will not materially interrupt or diminish our operational ability. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs. The following is a discussion of all material environmental and safety laws and regulations that relate to our operations. We believe that we are in substantial compliance with all of these environmental laws and regulations.

AIR EMISSIONS

     Our operations are subject to the federal Clean Air Act and comparable state laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including our processing plants and compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, or utilize specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

WATER DISCHARGES

     Our operations are subject to the Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous state laws and regulations. These laws and regulations impose detailed requirements and strict controls regarding the discharge of pollutants into waters of the United States. The unpermitted discharge of pollutants, including discharges resulting from a spill or leak incident, is prohibited. The Clean Water Act and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. Any unpermitted release of petroleum or other pollutants from our pipelines or facilities could result in fines or penalties as well as significant remedial obligations.

HAZARDOUS WASTE

     Our operations generate wastes, including some hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act (RCRA), and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and solid waste. RCRA currently exempts many natural gas gathering and field processing wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas exploration and production wastes are still regulated under state law and the less stringent non-hazardous waste requirements of RCRA. Moreover, ordinary industrial wastes such as paint wastes, waste solvents, laboratory wastes, and waste compressor oils may be regulated as hazardous waste. The transportation of natural gas in pipelines may also generate some hazardous wastes that are subject to RCRA or comparable state law requirements.

LIABILITY FOR REMEDIATION

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), also known as "Superfund," and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of

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hazardous substances at offsite locations such as landfills. Although petroleum as well as natural gas is excluded from CERCLA's definition of "hazardous substance," in the course of our ordinary operations we generate wastes that may fall within the definition of a "hazardous substance." CERCLA authorizes the United States Environmental Protection Agency (EPA) and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Under CERCLA, we could be subject to joint and several liability for the costs of cleaning up and restoring sites where hazardous substances have been released, for damages to natural resources, and for the costs of certain health studies.

LIABILITY FOR PREEXISTING CONDITIONS

     Hydrocarbon Contamination. CERC Corp. and certain of its subsidiaries are among the defendants in lawsuits filed beginning in August 2001 in Caddo Parish and Bossier Parish, Louisiana. The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility," which was formerly operated by a predecessor in interest of CERC Corp. This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution. Beginning about 1985, the predecessors of certain CERC Corp. defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they owned or leased. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. We believe the ultimate cost associated with resolving this matter will not have a material impact on our financial condition or results of operations or that of CERC.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, CERC has completed remediation on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in CERC's Minnesota service territory. CERC believes that it has no liability with respect to two of these sites.

     At December 31, 2004, CERC had accrued $18 million for remediation of certain Minnesota sites. At December 31, 2004, the estimated range of possible remediation costs for these sites was $7 million to $42 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has utilized an environmental expense tracker mechanism in its rates in Minnesota to recover estimated costs in excess of insurance recovery. As of December 31, 2004, CERC has collected or accrued $13 million from insurance companies and ratepayers to be used for future environmental remediation.

     In addition to the Minnesota sites, the EPA and other regulators have investigated MGP sites that were owned or operated by CERC or may have been owned or operated by one of its former affiliates. CERC has not been named by these agencies as a PRP for any of those sites. CERC has been named as a defendant in lawsuits under which contribution is sought for the cost to remediate former MGP sites based on the previous ownership of such sites by former affiliates of CERC or its divisions. We are investigating details regarding these sites and the range of environmental expenditures for potential remediation. However, CERC believes it is not liable as a former owner or operator of those sites under CERCLA and applicable state statutes, and is vigorously contesting those suits.

     Mercury Contamination. Our pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been

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spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by us at some sites in the past, and we have conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on our experience and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, we believe that the costs of any remediation of these sites will not be material to our financial condition, results of operations or cash flows.

     Other Environmental. From time to time, we have received notices from regulatory authorities or others regarding our status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. Although their ultimate outcome cannot be predicted at this time, we do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

     Asbestos. A number of facilities that we own contain significant amounts of asbestos insulation and other asbestos-containing materials. We or our subsidiaries have been named, along with numerous others, as a defendant in lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos. Most claimants in such litigation have been workers who participated in construction of various industrial facilities, including power plants. Some of the claimants have worked at locations we own, but most existing claims relate to facilities previously owned by us but currently owned by Texas Genco LLC. We anticipate that additional claims like those received may be asserted in the future. Under the terms of the separation agreement between us and Texas Genco, ultimate financial responsibility for uninsured losses relating to these claims has been assumed by Texas Genco, but under the terms of our agreement to sell Texas Genco to Texas Genco LLC, we have agreed to continue to defend such claims to the extent they are covered by insurance we maintain, subject to reimbursement of the costs of such defense from Texas Genco LLC. Although their ultimate outcome cannot be predicted at this time, we intend to continue vigorously contesting claims that we do not consider to have merit and do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

REGULATORY AND ENVIRONMENTAL MATTERS RELATING TO DISCONTINUED OPERATIONS

     Nuclear Regulatory Commission. Texas Genco is subject to regulation by the NRC with respect to the operation of the South Texas Project nuclear facility. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear-powered generating unit may operate.

     Texas Genco and the other owners of the South Texas Project are required by NRC regulations to estimate from time to time the amounts required to decommission that nuclear generating facility and are required to maintain funds to satisfy that obligation when the plant ultimately is decommissioned. CenterPoint Houston currently collects through its electric rates amounts calculated to provide sufficient funds at the time of decommissioning to discharge these obligations. Funds collected are deposited into nuclear decommissioning trusts. The beneficial ownership of the nuclear decommissioning trusts is held by Texas Genco, as a licensee of the facility. While current funding levels exceed NRC minimum requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and waste burial. In the event that funds from the trust are inadequate to decommission the facilities, CenterPoint Houston will be required by the transaction agreement with Texas Genco LLC to collect through rates or other authorized charges all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the South Texas Project.

     Nuclear Waste. Under the U.S. Nuclear Waste Policy Act of 1982, the federal government was to create a federal repository for spent nuclear fuel produced by nuclear plants like the South Texas Project. Also

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pursuant to that legislation a special assessment has been imposed on those nuclear plants to pay for the facility. Consistent with the Act, owners of nuclear facilities, including Texas Genco and the other owners of the South Texas Project, entered into contracts setting out the obligations of the owners and U.S. Department of Energy (DOE). Since 1998, DOE has been in default on its obligations to begin moving spent nuclear fuel from reactors to the federal repository (which still is not completed). In January 2004, Texas Genco and the other owners of the South Texas Project, along with owners of other nuclear plants, filed a breach of contract suit against DOE in order to protect against the running of a statute of limitations.

     In conjunction with Texas Genco's 30.8% ownership interest in the South Texas Project, Texas Genco bears a proportionate share of responsibility associated with the proper handling and disposal of high-level radioactive waste (spent nuclear fuel) as well as low-level radioactive waste. The South Texas Project has on-site storage facilities with the capability to store the spent nuclear fuel, and currently does store such waste on-site, per the requirements established by the NRC. There is adequate on-site storage at the South Texas Project for high-level radioactive waste over the licensed life of the two generating units.

     The 1980 Federal Low-Level Radioactive Waste Policy Act directed states to assume responsibility for the disposal of low-level radioactive waste generated within their borders. Texas does not currently have any waste disposal locations available for low-level radioactive waste. Private waste management companies are seeking to develop sites in Texas but Texas Genco cannot predict when such a site may be available. South Carolina and New Mexico operate low-level radioactive waste disposal sites that accept low-level radioactive waste from Texas. The South Texas Project disposes of its low-level radioactive waste in both South Carolina and New Mexico under short-term annual agreements. In the event that both South Carolina and New Mexico stop accepting waste in the future, and until a Texas site is functional, the South Texas Project has storage for at least five years of low-level radioactive waste generated by the project.

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                                  RISK FACTORS

RISK FACTORS AFFECTING OUR ELECTRIC TRANSMISSION & DISTRIBUTION BUSINESS

  CENTERPOINT HOUSTON MAY NOT BE SUCCESSFUL IN TIMELY RECOVERING THE FULL VALUE OF ITS TRUE-UP COMPONENTS.

     On March 31, 2004, CenterPoint Houston filed the final true-up application required by the Texas electric restructuring law with the Texas Utility Commission. CenterPoint Houston's requested true-up balance was $3.7 billion, excluding interest and net of the retail clawback payable to CenterPoint Houston by a former affiliate. In December 2004, the Texas Utility Commission approved a final order in CenterPoint Houston's true-up proceeding authorizing CenterPoint Houston to recover $2.3 billion including interest through August 31, 2004, subject to adjustments to reflect the benefit of certain deferred taxes and the accrual of interest and payment of excess mitigation credits after August 31, 2004. In January 2005, we appealed certain aspects of the final order seeking to increase the true-up balance ultimately recovered by CenterPoint Houston. Other parties have also appealed the order, seeking to reduce the amount authorized for CenterPoint Houston's recovery. Although we believe we have meritorious arguments and that the other parties' appeals are without merit, no prediction can be made as to the ultimate outcome or timing of such appeals. A failure by CenterPoint Houston to recover the full value of its true-up components may have an adverse impact on CenterPoint Houston's results of operations, financial condition and cash flows.

  CENTERPOINT HOUSTON'S RECEIVABLES ARE CONCENTRATED IN A SMALL NUMBER OF RETAIL ELECTRIC PROVIDERS.

     CenterPoint Houston's receivables from the distribution of electricity are collected from retail electric providers that supply the electricity CenterPoint Houston distributes to their customers. Currently, CenterPoint Houston does business with approximately 56 retail electric providers. Adverse economic conditions, structural problems in the market served by ERCOT or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for CenterPoint Houston's services or could cause them to delay such payments. CenterPoint Houston depends on these retail electric providers to remit payments on a timely basis. Any delay or default in payment could adversely affect CenterPoint Houston's cash flows, financial condition and results of operations. RRI, through its subsidiaries, is CenterPoint Houston's largest customer. Approximately 69% of CenterPoint Houston's $102 million in billed receivables from retail electric providers at December 31, 2004 was owed by subsidiaries of RRI.

  RATE REGULATION OF CENTERPOINT HOUSTON'S BUSINESS MAY DELAY OR DENY CENTERPOINT HOUSTON'S ABILITY TO EARN A REASONABLE RETURN AND FULLY RECOVER ITS COSTS.

     CenterPoint Houston's rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of its invested capital and its expenses incurred in a test year. Thus, the rates that CenterPoint Houston is allowed to charge may not match its expenses at any given time. While rate regulation in Texas is premised on providing an opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on its invested capital, there can be no assurance that the regulatory process in which rates are determined will always result in rates that will produce full recovery of CenterPoint Houston's costs and enable CenterPoint Houston to earn a reasonable return on its invested capital.

  DISRUPTIONS AT POWER GENERATION FACILITIES OWNED BY THIRD PARTIES COULD INTERRUPT CENTERPOINT HOUSTON'S SALES OF TRANSMISSION AND DISTRIBUTION SERVICES.

     CenterPoint Houston depends on power generation facilities owned by third parties to provide retail electric providers with electric power which it transmits and distributes to customers of the retail electric providers. CenterPoint Houston does not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, CenterPoint Houston's services may be interrupted, and its results of operations, financial condition and cash flows may be adversely affected.


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  CENTERPOINT HOUSTON'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A significant portion of CenterPoint Houston's revenues is derived from rates that it collects from each retail electric provider based on the amount of electricity it distributes on behalf of such retail electric provider. Thus, CenterPoint Houston's revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

RISK FACTORS AFFECTING OUR NATURAL GAS DISTRIBUTION AND PIPELINES AND GATHERING BUSINESSES

  RATE REGULATION OF CERC'S BUSINESS MAY DELAY OR DENY CERC'S ABILITY TO EARN A REASONABLE RETURN AND FULLY RECOVER ITS COSTS.

     CERC's rates for its local distribution companies are regulated by certain municipalities and state commissions based on an analysis of its invested capital and its expenses incurred in a test year. Thus, the rates that CERC is allowed to charge may not match its expenses at any given time. While rate regulation in the applicable jurisdictions is, generally, premised on providing an opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on invested capital, there can be no assurance that the regulatory process in which rates are determined will always result in rates that will produce full recovery of CERC's costs and enable CERC to earn a reasonable return on its invested capital.

  CERC'S BUSINESSES MUST COMPETE WITH ALTERNATIVE ENERGY SOURCES, AND ITS PIPELINES AND GATHERING BUSINESSES MUST COMPETE DIRECTLY WITH OTHERS IN THE TRANSPORTATION, STORAGE, GATHERING, TREATING AND PROCESSING OF NATURAL GAS.

     CERC competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with CERC for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass CERC's facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by CERC as a result of competition may have an adverse impact on CERC's results of operations, financial condition and cash flows.

     CERC's two interstate pipelines and its gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of CERC's competitors could lead to lower prices, which may have an adverse impact on CERC's results of operations, financial condition and cash flows.

  CERC'S NATURAL GAS DISTRIBUTION BUSINESS IS SUBJECT TO FLUCTUATIONS IN NATURAL GAS PRICING LEVELS.

     CERC is subject to risk associated with price movements of natural gas. Movements in natural gas prices might affect CERC's ability to collect balances due from its customers and, on the regulated side, could create the potential for uncollectible accounts expense to exceed the recoverable levels built into CERC's tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumption in the areas in which CERC operates and increase the risk that CERC's suppliers or customers fail or are unable to meet their obligations. Additionally, increasing gas prices could create the need for CERC to provide collateral in order to purchase gas.

  IF CERC WERE TO FAIL TO EXTEND A CONTRACT WITH ONE OF ITS SIGNIFICANT PIPELINE CUSTOMERS, THERE COULD BE AN ADVERSE IMPACT ON ITS OPERATIONS.

     CERC's contract with Laclede Gas Company, one of its pipeline customers, is currently scheduled to expire in 2007. To the extent the pipeline is unable to extend this contract or the contract is renegotiated at rates substantially less than the rates provided in the current contract, there could be an adverse effect on CERC's results of operations, financial condition and cash flows.

  A DECLINE IN CERC'S CREDIT RATING COULD RESULT IN CERC'S HAVING TO PROVIDE COLLATERAL IN ORDER TO PURCHASE GAS.

     If CERC's credit rating were to decline, it might be required to post cash collateral in order to purchase natural gas. If a credit rating downgrade and the resultant cash collateral requirement were to occur at a time when CERC was experiencing significant working capital requirements or otherwise lacked liquidity, CERC might be unable to obtain the necessary natural gas to meet its contractual distribution obligations, and its results of operations, financial condition and cash flows would be adversely affected.

  CERC'S INTERSTATE PIPELINES' AND NATURAL GAS GATHERING AND PROCESSING BUSINESS' REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO FLUCTUATIONS IN THE SUPPLY OF GAS.

     CERC's interstate pipelines and natural gas gathering and processing business largely rely on gas sourced in the various supply basins located in the Midcontinent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on CERC's results of operations, financial condition and cash flows.

  CERC'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A substantial portion of CERC's revenues is derived from natural gas sales and transportation. Thus, CERC's revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

RISK FACTORS AFFECTING TEXAS GENCO

     Until the closing of the merger of Texas Genco with a subsidiary of Texas Genco LLC, which is expected to occur during the first half of 2005 following receipt of approval from the NRC, Texas Genco's operations at the South Texas Project nuclear generating station will continue to be a part of our business. The application for approval is currently pending before the NRC.

  TEXAS GENCO HAS SOLD FORWARD A SUBSTANTIAL PORTION OF ITS SHARE OF THE POWER GENERATED BY THE SOUTH TEXAS PROJECT TO TEXAS GENCO LLC. ACCORDINGLY, TEXAS GENCO'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY AFFECTED IF TEXAS GENCO LLC FAILS TO MEET ITS PURCHASE OBLIGATIONS.

     In connection with the sale of Texas Genco's fossil generation assets to Texas Genco LLC, Genco LP entered into a power purchase and sale agreement with Texas Genco LLC, which we refer to as the back-to-back power purchase agreement. Under this agreement, Genco LP has sold forward a substantial portion of Genco LP's share of the energy from the South Texas Project through December 31, 2008. In the event Texas Genco LLC fails to meet its purchase obligations under the back-to-back power purchase agreement, Texas Genco's results of operations, financial condition and cash flows could be adversely affected. As of December 31, 2004, Texas Genco LLC's securities ratings were below investment grade.

  TEXAS GENCO IS SUBJECT TO OPERATIONAL AND MARKET RISKS ASSOCIATED WITH ITS FUTURE CAPACITY AUCTIONS AND OTHER FUTURE SALES.

     Although Texas Genco has already sold forward a substantial portion of its share of the energy from the South Texas Project, it currently remains obligated to sell 15% of its share of installed generation capacity from the South Texas Project and related ancillary services pursuant to PUC-mandated auctions. In these auctions, Texas Genco will be required to sell firm entitlements on a forward basis to capacity and ancillary services dispatched within specified operational constraints. In addition to its capacity auctions, Texas Genco may from time to time sell any excess capacity or energy generated by the South Texas Project forward on a firm or interruptible basis. Accordingly, unanticipated unit outages or other problems with the South Texas Project could result in Texas Genco's firm capacity and ancillary services commitments under its future capacity auctions or other future sales exceeding its available generation capacity. As a result, an unexpected outage at the South Texas Project could require Texas Genco to obtain replacement power from third parties in the open market in order to satisfy its obligations. The cost of any such replacement power would likely exceed the cost of generating power at the South Texas Project.

     Under the Texas electric restructuring law, Texas Genco and other power generators in Texas are not subject to traditional cost-based regulation and, therefore, may sell electric generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. As a result, Texas Genco is not guaranteed any rate of return on its capital investments through mandated rates, and its revenues and results of operations associated with future sales depend, in part, upon prevailing market prices for electricity in the ERCOT market. Market prices for electricity, generation capacity, energy and ancillary services may fluctuate substantially. The gross margins generated by Texas Genco's future sales will be directly impacted by natural gas prices. Because the South Texas Project's fuel costs are largely fixed under contracts, they are generally not subject to significant daily and monthly fluctuations. However, the market price for power in the ERCOT market is directly affected by the price of natural gas because natural gas is the marginal fuel for facilities serving the ERCOT market during most hours. As a result, the price customers are willing to pay for entitlements to Texas Genco's future capacity not sold forward under the back-to-back power purchase agreement will generally rise and fall with natural gas prices.

     Market prices in the ERCOT market may also fluctuate substantially due to other factors. Such fluctuations may occur over relatively short periods of time. Volatility in market prices may result from:

     - oversupply or undersupply of generation capacity;

     - power transmission or fuel transportation constraints or inefficiencies;

     - weather conditions;

     - seasonality;

     - availability and market prices for natural gas or other fuels;

     - changes in electricity usage;

     - additional supplies of electricity from existing competitors or new market entrants as a result of the development of new generation facilities or additional transmission capacity;

     - illiquidity in the ERCOT market;

     - availability of competitively priced alternative energy sources;

     - natural disasters, wars, embargoes, terrorist attacks and other catastrophic events; and

     - federal and state energy and environmental regulation and legislation.

  IF THE SALE OF TEXAS GENCO TO TEXAS GENCO LLC IS NOT COMPLETED, TEXAS GENCO MAY BE OBLIGATED TO PAY LIQUIDATED DAMAGES TO TEXAS GENCO LLC RELATING TO COSTS INCURRED BY TEXAS GENCO LLC AS A RESULT OF ENERGY FROM THE SOUTH TEXAS PROJECT BEING UNAVAILABLE AND THE PRICING OF ENERGY TEXAS GENCO SELLS UNDER THE BACK-TO-BACK POWER PURCHASE AGREEMENT WILL BE REDUCED IN THE FUTURE.

     During the period from December 15, 2004 until the closing of the sale of Texas Genco to Texas Genco LLC, the price for the energy sold by Texas Genco under the back-to-back power purchase agreement will be the weighted-average price achieved by Texas Genco LLC on its firm forward sales in the South ERCOT zone. However, in the event the sale does not close, Genco LP will be obligated to pay Texas Genco LLC 50% of the economic cost (i.e. liquidated damages payable to third parties or cost of cover) Texas Genco LLC incurs as a result of energy from the South Texas Project being unavailable to meet the contract quantity during the period from December 15, 2004 to the termination of the agreement governing the sale of Texas Genco. In addition, after any termination of this sale agreement, the pricing for the energy sold under the back-to-back power purchase agreement will be 90% of such weighted-average price, with no contingent payment for economic costs. The sale agreement may be terminated under various circumstances, including a failure to close the second step of the sale transaction by April 30, 2005 (which date may be extended by either party for up to two consecutive 90-day periods if NRC approval has not yet been obtained or is being contested and all other closing conditions are capable of being satisfied). We currently expect to obtain NRC approval in the first half of 2005.

  THERE COULD BE A SIGNIFICANT DISRUPTION IN TEXAS GENCO'S OPERATIONS IF TEXAS GENCO LLC FAILS TO PERFORM ITS OBLIGATIONS UNDER THE SERVICES AGREEMENT.

     In connection with the sale of Texas Genco's fossil generation assets to Texas Genco LLC, Genco LP entered into a services agreement with Texas Genco LLC under which Texas Genco LLC has agreed to, among other things, provide energy scheduling services to Genco LP, administer Genco LP's PUC-mandated capacity auctions and administer Genco LP's energy sales transactions. In the event Texas Genco LLC fails to perform its obligations under the services agreement or the services agreement is terminated, Texas Genco will be required to engage another service provider or develop the infrastructure to resume the functions being performed by Texas Genco LLC under the services agreement. If Texas Genco is unable to do so, there could be a significant disruption in its operations.

  THE OPERATION OF THE SOUTH TEXAS PROJECT INVOLVES RISKS THAT COULD ADVERSELY AFFECT TEXAS GENCO'S REVENUES, COSTS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     The South Texas Project is owned as a tenancy in common among Genco LP and other co-owners. Each co-owner has an undivided ownership interest in the two nuclear-fueled generating units and the electrical output from those units. Genco LP currently owns a 30.8% interest in the South Texas Project and currently bears a corresponding 30.8% share of the capital and operating costs associated with the project. This interest is subject to increase by up to an additional 25.2% pursuant to Texas Genco's exercise of its right of first refusal as described under "Our Business -- Discontinued Operations -- Texas Genco -- Right of First Refusal." This purchase may occur prior to the completion of the sale of Texas Genco to Texas Genco LLC. Genco LP and the other co-owners have organized the STP Nuclear Operating Company (STPNOC) to operate and maintain the South Texas Project. STPNOC is managed by a board of directors composed of one director appointed by each of the co-owners, along with the chief executive officer of STPNOC. The ownership of an interest in and operation of the South Texas Project are subject to various risks, any of which could adversely affect Texas Genco's revenues, costs, results of operations, financial condition and cash flows. These risks include:

     - liability associated with the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations;

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives;

     - breakdown or failure of equipment or processes;

     - operating performance below expected levels of output or efficiency;

     - disruptions in the transmission of electricity;

     - shortages of equipment, material or labor;

     - labor disputes;

     - fuel supply interruptions;

     - limitations that may be imposed by regulatory requirements, including, among others, environmental standards;

     - limitations imposed by the ERCOT ISO;

     - governmental action, including on a preemptive basis;

     - violations of permit limitations;

     - operator error; and

     - catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences.

     The South Texas Project may require significant capital expenditures to keep it operating at high efficiency and to meet regulatory requirements and is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in increased costs of operations and reduced earnings.

  THE POWER GENERATED BY THE SOUTH TEXAS PROJECT IS TRANSMITTED THROUGH POWER TRANSMISSION AND DISTRIBUTION FACILITIES THAT TEXAS GENCO DOES NOT OWN OR CONTROL. IF TRANSMISSION SERVICE IS DISRUPTED DUE TO A FORCE MAJEURE EVENT, TEXAS GENCO LLC WILL NOT BE OBLIGATED TO PURCHASE POWER FROM GENCO LP UNDER THE BACK-TO-BACK POWER PURCHASE AGREEMENT DURING THE COURSE OF SUCH OUTAGE.

     The power generated by the South Texas Project is transmitted through transmission and distribution facilities owned and operated by CenterPoint Houston and by others. If transmission service is disrupted due to a force majeure event, Texas Genco LLC will not be obligated to purchase power from Genco LP under the back-to-back power purchase agreement during the course of such outage, which would adversely impact Texas Genco's results of operations, financial condition and cash flows.

  TEXAS GENCO'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY IMPACTED BY A DISRUPTION OF FUEL SUPPLIES FOR THE SOUTH TEXAS PROJECT.

     The South Texas Project satisfies its fuel supply requirements by acquiring uranium concentrates, converting uranium concentrates into uranium hexafluoride, enriching uranium hexafluoride, and fabricating nuclear fuel assemblies under a number of contracts covering a portion of the fuel requirements of the South Texas Project for uranium, conversion services, enrichment services and fuel fabrication. Other than a fuel fabrication agreement that extends for the life of the South Texas Project, these contracts have varying expiration dates, and most are short to medium term (less than seven years). We believe that sufficient capacity for nuclear fuel supplies and processing currently exists to permit normal operations of the South Texas Project's nuclear powered generating units, however, any disruption in fuel supplies or processing services could adversely affect Texas Genco's results of operations, financial condition and cash flows.

  TEXAS GENCO'S OPERATIONS ALSO ARE SUBJECT TO EXTENSIVE REGULATION, INCLUDING ENVIRONMENTAL REGULATIONS. IF TEXAS GENCO FAILS TO COMPLY WITH APPLICABLE REGULATIONS OR TO OBTAIN OR MAINTAIN ANY NECESSARY GOVERNMENTAL PERMIT OR APPROVAL, IT MAY BE SUBJECT TO CIVIL, ADMINISTRATIVE AND/OR CRIMINAL PENALTIES THAT COULD ADVERSELY IMPACT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Texas Genco's operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. These facilities are subject to regulation by the Texas Utility Commission regarding non-rate matters. Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to Texas Genco or any of its generation facilities or future changes in laws and regulations may have a detrimental effect on its business.

     Operation of the South Texas Project is subject to regulation by the NRC. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines, shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Any revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at the South Texas Project, if an incident were to occur, it could have a material adverse effect on Texas Genco's results of operations, financial condition and cash flows.

     Water for certain of Texas Genco's facilities is obtained from public water authorities. New or revised interpretations of existing agreements by those authorities or changes in price or availability of water may have a detrimental effect on Texas Genco's business.

     Texas Genco's business is subject to extensive environmental regulation by federal, state and local authorities. Texas Genco is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating its facilities. Texas Genco may incur significant additional costs to comply with these requirements. If Texas Genco were to fail to comply with these requirements or with any other regulatory requirements that apply to its operations, it could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions seeking to curtail its operations. These liabilities or actions could adversely impact its results of operations, financial condition and cash flows.

     Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Texas Genco or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events were to occur, Texas Genco's business, results of operations, financial condition and cash flows could be adversely affected.

     STPNOC may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if STPNOC fails to obtain and comply with them, it may not be able to operate the South Texas Project or it may be required to incur additional costs. Texas Genco is generally responsible for its proportionate share of on-site liabilities associated with the environmental condition of the South Texas Project, regardless of when the liabilities arose and whether the liabilities are known or unknown. These liabilities may be substantial.

RISK FACTORS ASSOCIATED WITH OUR CONSOLIDATED FINANCIAL CONDITION

  IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

     As of December 31, 2004, we had $9.0 billion of outstanding indebtedness on a consolidated basis. As of March 7, 2005, approximately $1.9 billion principal amount of this debt must be paid through 2006, excluding principal repayments of approximately $101 million on transition bonds. The success of our future financing efforts may depend, at least in part, on:

     - the timing and amount of our recovery of the true-up components and our ability to monetize our remaining interest in Texas Genco;

     - general economic and capital market conditions;

     - credit availability from financial institutions and other lenders;

     - investor confidence in us and the market in which we operate;

     - maintenance of acceptable credit ratings;

     - market expectations regarding our future earnings and probable cash flows;

     - market perceptions of our ability to access capital markets on reasonable terms;

     - our exposure to RRI in connection with its indemnification obligations arising in connection with its separation from us;

     - provisions of relevant tax and securities laws; and

     - our ability to obtain approval of specific financing transactions under the 1935 Act.

     As of March 1, 2005, our CenterPoint Houston subsidiary had $3.3 billion principal amount of general mortgage bonds outstanding and $253 million of first mortgage bonds outstanding. It may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Although approximately $500 million of additional first mortgage bonds and general mortgage bonds could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2004, CenterPoint Houston has agreed under the $1.3 billion collateralized term loan maturing in November 2005 to not issue, subject to certain exceptions, more than $200 million of any incremental secured or unsecured debt. In addition, CenterPoint Houston is contractually prohibited, subject to certain exceptions, from issuing additional first mortgage bonds. CenterPoint Houston's $1.3 billion credit facility requires that proceeds from the issuance of transition bonds and certain new net indebtedness for borrowed money issued by CenterPoint Houston in excess of $200 million be used to repay borrowings under such facility.

     Our capital structure and liquidity will be affected significantly by the securitization of approximately $1.8 billion of costs authorized for recovery in our proceeding regarding the transition to competitive retail markets in Texas. In addition, we will receive an additional $700 million from the sale of Texas Genco and its remaining operations, which is scheduled to occur in the first half of 2005 but remains subject to various conditions, including approval of the NRC.

     Our current credit ratings are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of Part II of this report. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

  IF THE SALE OF CENTERPOINT ENERGY'S INTEREST IN TEXAS GENCO TO TEXAS GENCO LLC DOES NOT CLOSE, CENTERPOINT ENERGY MAY PURSUE OTHER MEANS FOR MONETIZING ITS REMAINING INTEREST IN TEXAS GENCO AND NO ASSURANCE CAN BE GIVEN THAT SUCH EFFORTS WOULD BE SUCCESSFUL.

     On December 15, 2004, Texas Genco completed the sale of its fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC for $2.813 billion in cash, of which $2.231 billion was distributed to CenterPoint Energy. The sale was part of the first step of the transaction previously announced in July 2004 in which Texas Genco LLC (formerly known as GC Power Acquisition LLC), an entity owned in equal parts by affiliates of The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group, agreed to acquire Texas Genco for approximately $3.65 billion in cash. The second step of the transaction, in which Texas Genco is expected to merge with a subsidiary of Texas Genco LLC in exchange for an additional cash payment to CenterPoint Energy of $700 million, is expected to close during the first half of 2005 following receipt of approval from the NRC. The closing of the second step of the overall sale transaction is subject to various closing conditions, including receipt of approval from the NRC. If the conditions are not satisfied and the second step does not close, CenterPoint Energy will not receive the $700 million it currently expects Texas Genco LLC to pay as consideration for CenterPoint Energy's interest in Texas Genco. In such an event, CenterPoint Energy may pursue other means for monetizing its remaining interest in Texas Genco and no assurance can be given that such efforts would be successful.

  AS A HOLDING COMPANY WITH NO OPERATIONS OF OUR OWN, WE WILL DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES TO MEET OUR PAYMENT OBLIGATIONS, AND PROVISIONS OF APPLICABLE LAW OR CONTRACTUAL RESTRICTIONS COULD LIMIT THE AMOUNT OF THOSE DISTRIBUTIONS.

     We derive all our operating income from, and hold all our assets through, our subsidiaries. As a result, we will depend on distributions from our subsidiaries in order to meet our payment obligations. In general, these subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends and those under the 1935 Act, limit their ability to make payments or other distributions to us, and they could agree to contractual restrictions on their ability to make distributions.

     Our right to receive any assets of any subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us.

  AN INCREASE IN SHORT-TERM INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOWS AND EARNINGS.

     As of December 31, 2004, we had $1.5 billion of outstanding floating-rate debt owed to third parties. The interest rate spreads on such debt are substantially above our historical interest rate spreads. In addition, any floating-rate debt issued by us in the future could be at interest rates substantially above our historical borrowing rates. While we may seek to use interest rate swaps in order to hedge portions of our floating-rate debt, we may not be successful in obtaining hedges on acceptable terms. An increase in short-term interest rates could result in higher interest costs and could adversely affect our results of operations, financial condition and cash flows.

  THE USE OF DERIVATIVE CONTRACTS BY US AND OUR SUBSIDIARIES IN THE NORMAL COURSE OF BUSINESS COULD RESULT IN FINANCIAL LOSSES THAT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS AND THOSE OF OUR SUBSIDIARIES.

     We and our subsidiaries use derivative instruments, such as swaps, options, futures and forwards, to manage our commodity and financial market risks. We and our subsidiaries could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

OTHER RISKS

  WE AND CENTERPOINT HOUSTON COULD INCUR LIABILITIES ASSOCIATED WITH BUSINESSES AND ASSETS THAT WE HAVE TRANSFERRED TO OTHERS.

     Under some circumstances, we and CenterPoint Houston could incur liabilities associated with assets and businesses we and CenterPoint Houston no longer own. These assets and businesses were previously owned by Reliant Energy, Incorporated directly or through subsidiaries and include:

     - those transferred to RRI or its subsidiaries in connection with the organization and capitalization of RRI prior to its initial public offering in 2001; and

     - those transferred to Texas Genco in connection with its organization and capitalization.

     In connection with the organization and capitalization of RRI, RRI and its subsidiaries assumed liabilities associated with various assets and businesses transferred to them. RRI also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston, with respect to liabilities associated with the transferred assets and businesses. The indemnity provisions were intended to place sole financial responsibility on RRI and its subsidiaries for all liabilities associated with the current and historical businesses and operations of RRI, regardless of the time those liabilities arose. If RRI is unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy, Incorporated has not been released from the liability in connection with the transfer, we or CenterPoint Houston could be responsible for satisfying the liability.

     RRI reported in its Annual Report on Form 10-K for the year ended December 31, 2004 that as of December 31, 2004 it had $5.2 billion of total debt and its unsecured debt ratings are currently below investment grade. If RRI were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event RRI might not honor its indemnification obligations and claims by RRI's creditors might be made against us as its former owner.

     Reliant Energy, Incorporated and RRI are named as defendants in a number of lawsuits arising out of power sales in California and other West Coast markets and financial reporting matters. Although these matters relate to the business and operations of RRI, claims against Reliant Energy, Incorporated have been made on grounds that include the effect of RRI's financial results on Reliant Energy, Incorporated's historical financial statements and liability of Reliant Energy, Incorporated as a controlling shareholder of RRI. We or CenterPoint Houston could incur liability if claims in one or more of these lawsuits were successfully asserted against us or CenterPoint Houston and indemnification from RRI were determined to be unavailable or if RRI were unable to satisfy indemnification obligations owed with respect to those claims.

     In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy, Incorporated transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were held by CenterPoint Houston and CenterPoint Houston was not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. In connection with the sale of Texas Genco's fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC, the separation agreement we entered into with Texas Genco in connection with the organization and capitalization of Texas Genco was amended to provide that all of Texas Genco's rights and obligations under the separation agreement relating to its fossil generation assets, including Texas Genco's obligation to indemnify us with respect to liabilities associated with the fossil generation assets and related business, were assigned to and assumed by Texas Genco LLC. In addition, under the amended separation agreement, Texas Genco is no longer liable for, and CenterPoint Energy has assumed and agreed to indemnify Texas Genco LLC against, liabilities that Texas Genco originally assumed in connection with its organization to the extent, and only to the extent, that such liabilities are covered by certain insurance policies or other similar agreements held by CenterPoint Energy. If Texas Genco or Texas Genco LLC were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy, Incorporated had not been released from the liability in connection with the transfer, CenterPoint Houston could be responsible for satisfying the liability.

  WE, TOGETHER WITH OUR SUBSIDIARIES, ARE SUBJECT TO REGULATION UNDER THE 1935 ACT. THE 1935 ACT AND RELATED RULES AND REGULATIONS IMPOSE A NUMBER OF RESTRICTIONS ON OUR ACTIVITIES.

     We and our subsidiaries are subject to regulation by the SEC under the 1935 Act. The 1935 Act, among other things, limits the ability of a holding company and its regulated subsidiaries to issue debt and equity securities without prior authorization, restricts the source of dividend payments to current and retained earnings without prior authorization, regulates sales and acquisitions of certain assets and businesses and governs affiliated service, sales and construction contracts.

     We received an order from the SEC under the 1935 Act on June 30, 2003 relating to our financing activities, which is effective until June 30, 2005. Although authorized levels of financing, together with current levels of liquidity, are believed to be adequate during the period the order is effective, unforeseen events could result in capital needs in excess of authorized amounts, necessitating further authorization from the SEC. Approval of filings under the 1935 Act can take extended periods.

     We must seek a new financing order under the 1935 Act for approval of our post-June 30, 2005 financing activities before the current financing order expires on June 30, 2005. If we are unable to obtain a new financing order, we would generally be unable to engage in any financing transactions, including the refinancing of existing obligations after June 30, 2005.

     If our earnings for subsequent quarters are insufficient to pay dividends from current earnings, additional authority would be required from the SEC for payment of the quarterly dividend from capital or unearned surplus, but there can be no assurance that the SEC would authorize such payments.

     The United States Congress from time to time considers legislation that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted or, if adopted, the effect of any such law on our business.

  OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. We cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any loss of, or any damage to, any of our facilities will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

     Texas Genco and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. Under the federal Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.8 billion as of December 31, 2004. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. Texas Genco and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan. In addition, the security procedures at this facility have recently been enhanced to provide additional protection against terrorist attacks. All potential losses or liabilities associated with the South Texas Project may not be insurable, and the amount of insurance may not be sufficient to cover them.

     In common with other companies in its line of business that serve coastal regions, CenterPoint Houston does not have insurance covering its transmission and distribution system because CenterPoint Houston believes it to be cost prohibitive. If CenterPoint Houston were to sustain any loss of, or damage to, its transmission and distribution properties, it would be entitled to seek to recover such loss or damage through a change in its regulated rates, although there is no assurance that CenterPoint Houston ultimately would obtain any such rate recovery or that any such rate recovery would be timely granted. Therefore, we cannot assure you that CenterPoint Houston will be able to restore any loss of, or damage to, any of its transmission and distribution properties without negative impact on its results of operations, financial condition and cash flows.

ITEM 3.  LEGAL PROCEEDINGS

     For a brief description of certain legal and regulatory proceedings affecting us, please read "Regulation" and "Environmental Matters" in Item 1 of this report and Notes 4 and 11(c) to our consolidated financial statements, which information is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings and results of operations are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on or be affected by numerous factors including:

     - the timing and amount of our recovery of the true-up components;

     - the timing and results of the monetization of our remaining interest in Texas Genco;

     - state and federal legislative and regulatory actions or developments, including deregulation, re-regulation, constraints placed on our activities or business by the 1935 Act, changes in or application of laws or regulations applicable to other aspects of our business and actions with respect to:

      - allowed rates of return;

      - rate structures;

      - recovery of investments; and

      - operation and construction of facilities;

     - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

     - the timing and extent of changes in commodity prices, particularly natural gas;

     - changes in interest rates or rates of inflation;

     - weather variations and other natural phenomena;

     - the timing and extent of changes in the supply of natural gas;

     - commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain financing approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

     - actions by rating agencies;

     - inability of various counterparties to meet their obligations to us;

     - non-payment for our services due to financial distress of our customers, including RRI;

     - the outcome of the pending securities lawsuits against us, Reliant Energy and RRI;

     - the ability of RRI to satisfy its obligations to us, including indemnity obligations;

     - our ability to control costs;

     - the investment performance of our employee benefit plans;

     - our internal restructuring or other restructuring options that may be pursued;

     - our potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to us; and

     - other factors discussed in Item 1 of this report under "Risk Factors."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                           OTHER SIGNIFICANT MATTERS

     Pension Plan. As discussed in Note 9(b) to our consolidated financial statements, we maintain a non-contributory pension plan covering substantially all employees. Employer contributions are based on actuarial computations that establish the minimum contribution required under the Employee Retirement Income Security Act of 1974 (ERISA) and the maximum deductible contribution for income tax purposes. At December 31, 2004, the projected benefit obligation exceeded the market value of plan assets by $53 million; however, the market value of the plan assets exceeded the accumulated benefit obligation by $22 million. Changes in interest rates and the market values of the securities held by the plan during 2005 could materially, positively or negatively, change our funded status and affect the level of pension expense and required contributions in 2006 and beyond.

     In connection with the sale of our 81% interest in Texas Genco, a separate pension plan was established for Texas Genco on September 1, 2004 and we transferred a net pension liability of approximately $68 million to Texas Genco. In October 2004, Texas Genco received an allocation of assets from our pension plan pursuant to rules and regulations under ERISA.

     During 2003 and 2004, we have not been required to make contributions to our pension plan. We have made voluntary contributions of $23 million and $476 million in 2003 and 2004, respectively.

     Under the terms of our pension plan, we reserve the right to change, modify or terminate the plan. Our funding policy is to review amounts annually and contribute an amount at least equal to the minimum contribution required under ERISA and the Internal Revenue Code.

     In accordance with SFAS No. 87, "Employers' Accounting for Pensions," changes in pension obligations and assets may not be immediately recognized as pension costs in the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of benefit payments provided to plan participants.

     Pension costs were $35 million, $90 million and $80 million for 2002, 2003 and 2004, respectively. For 2002, a pension benefit of $4 million was recorded related to RRI's participants. Pension benefit for RRI's participants is reflected in the Statement of Consolidated Operations as discontinued operations. In addition, included in the costs for 2002, 2003 and 2004 are $15 million, $17 million and $11 million, respectively, of expense related to Texas Genco participants. Pension expense for Texas Genco participants is reflected in the Statement of Consolidated Operations as discontinued operations.

     Additionally, we maintain a non-qualified benefit restoration plan which allows participants to retain the benefits to which they would have been entitled under our non-contributory pension plan except for the federally mandated limits on qualified plan benefits or on the level of compensation on which qualified plan benefits may be calculated. The expense associated with this non-qualified plan was $9 million, $8 million and $6 million in 2002, 2003 and 2004, respectively. Included in the cost for 2002 is $3 million of expense related to RRI's participants, which is reflected in discontinued operations in the Statements of Consolidated Operations.

     The calculation of pension expense and related liabilities requires the use of assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from the assumptions. Two of the most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

     As of December 31, 2004, the expected long-term rate of return on plan assets was 8.5%, a reduction from the 9.0% rate assumed as of December 31, 2003. We believe that our actual asset allocation, on average, will approximate the targeted allocation and the estimated return on net assets. We regularly review our actual asset allocation and periodically rebalance plan assets as appropriate.

     As of December 31, 2004, the projected benefit obligation was calculated assuming a discount rate of 5.75%, which is a 0.5% decline from the 6.25% discount rate assumed in 2003. The discount rate was determined by reviewing yields on high-quality bonds that receive one of the two highest ratings given by a recognized rating agency and the expected duration of pension obligations specific to the characteristics of our plan.

     Pension expense for 2005, including the benefit restoration plan, is estimated to be $37 million based on an expected return on plan assets of 8.5% and a discount rate of 5.75% as of December 31, 2004. If the expected return assumption were lowered by 0.5% (from 8.5% to 8.0%), 2005 pension expense would increase by approximately $8 million.

     Due to significant funding that occurred during 2004, pension plan assets (excluding the unfunded benefit restoration plan) exceed the accumulated benefit obligation, which enabled us to reverse a charge to comprehensive income of $350 million, net of tax. However, if the discount rate were lowered by 0.5% (from 5.75% to 5.25%), the assumption change would increase our projected benefit obligation, accumulated benefit obligation and 2005 pension expense by approximately $106 million, $100 million and $7 million, respectively. In addition, the assumption change would have significant impacts on our Consolidated Balance Sheet by changing the pension asset recorded as of December 31, 2004 of $610 million to a pension liability of $78 million, offset by a charge to comprehensive income in 2004 of $447 million, net of tax.

     For the benefit restoration plan, if the discount rate were lowered by 0.5% (from 5.75% to 5.25%), the assumption change would increase our projected benefit obligation, accumulated benefit obligation and 2005 pension expense by approximately $4 million, $3 million, and less than $1 million, respectively. In addition, the assumption change would result in a charge to comprehensive income of approximately $2 million.

     Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be.

     In October 2004, the American Jobs Creation Act (AJCA) was signed into law. The AJCA made significant changes in the taxation of nonqualified deferred compensation with new Code Section 409A. Non-compliance with Section 409A can result in increased federal income taxes on nonqualified deferred compensation for employees. We are currently analyzing the impact of Section 409A and related guidance issued by the Treasury Department and the Internal Revenue Service, on our non-qualified plans and agreements that provide for deferred compensation. Such plans or agreements may require amendment or modification to comply with the new law.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Summary of Significant Accounting Policies

  (d)  LONG-LIVED ASSETS AND INTANGIBLES

     The Company records property, plant and equipment at historical cost. The Company expenses repair and maintenance costs as incurred. Property, plant and equipment includes the following:

                                                                           DECEMBER 31,
                                                       ESTIMATED USEFUL   ---------------
                                                        LIVES (YEARS)      2003     2004
                                                       ----------------   ------   ------
                                                                           (IN MILLIONS)
Electric transmission & distribution.................        5-75         $6,085   $6,245
Natural gas distribution.............................        5-50          2,316    2,494
Pipelines and gathering..............................        5-75          1,722    1,767
Other property.......................................        3-40            446      457
                                                                          ------   ------
  Total..............................................                     10,569   10,963
Accumulated depreciation and amortization............                     (2,484)  (2,777)
                                                                          ------   ------
     Property, plant and equipment, net..............                     $8,085   $8,186
                                                                          ======   ======

     The components of the Company's other intangible assets consist of the following:

                                                DECEMBER 31, 2003         DECEMBER 31, 2004
                                             -----------------------   -----------------------
                                             CARRYING   ACCUMULATED    CARRYING   ACCUMULATED
                                              AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                                             --------   ------------   --------   ------------
                                                               (IN MILLIONS)
Land Use Rights............................    $55          $(12)        $55          $(12)
Other......................................     20            (4)         21            (6)
                                               ---          ----         ---          ----
  Total....................................    $75          $(16)        $76          $(18)
                                               ===          ====         ===          ====

     The Company recognizes specifically identifiable intangibles, including land use rights and permits, when specific rights and contracts are acquired. The Company has no intangible assets with indefinite lives recorded as of December 31, 2004 other than goodwill discussed below. The Company amortizes other acquired intangibles on a straight-line basis over the lesser of their contractual or estimated useful lives that range from 40 to 75 years for land rights and 4 to 25 years for other intangibles.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     Amortization expense for other intangibles for 2002, 2003 and 2004 was $2 million in each year. Estimated amortization expense for the five succeeding fiscal years is as follows (in millions):

2005........................................................   $ 2
2006........................................................     2
2007........................................................     3
2008........................................................     3
2009........................................................     3
                                                               ---
  Total.....................................................   $13
                                                               ===

     Goodwill by reportable business segment is as follows (in millions):

                                                               DECEMBER 31,
                                                               2003 AND 2004
                                                               -------------
Natural Gas Distribution....................................      $1,085
Pipelines and Gathering.....................................         601
Other Operations............................................          55
                                                                  ------
  Total.....................................................      $1,741
                                                                  ======

     The Company completed its annual evaluation of goodwill for impairment as of January 1, 2004 and no impairment was indicated.

     The Company periodically evaluates long-lived assets, including property, plant and equipment, goodwill and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets.

     As a result of the Company's decision to sell its interest in Texas Genco in July 2004, the Company recorded an after-tax loss of approximately $253 million in the third quarter of 2004. In the fourth quarter of 2004, the Company reduced the expected loss on the sale of its interest in Texas Genco by $39 million to $214 million. For further discussion, see Note 3.

  (e)  REGULATORY ASSETS AND LIABILITIES

     The Company applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), to the accounts of the Electric Transmission & Distribution business segment and the utility operations of the Natural Gas Distribution business segment and to some of the accounts of the Pipelines and Gathering business segment.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     The following is a list of regulatory assets/liabilities reflected on the Company's Consolidated Balance Sheets as of December 31, 2003 and 2004:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2004
                                                              ------   ------
                                                               (IN MILLIONS)
Recoverable electric generation-related regulatory assets...  $3,226   $1,946
Securitized regulatory asset................................     682      647
Unamortized loss on reacquired debt.........................      80       80
Estimated removal costs.....................................    (647)    (677)
Other long-term regulatory assets/liabilities...............      46       47
                                                              ------   ------
  Total.....................................................  $3,387   $2,043
                                                              ======   ======

     If events were to occur that would make the recovery of these assets and liabilities no longer probable, the Company would be required to write-off or write-down these regulatory assets and liabilities. During 2004, the Company wrote-off net regulatory assets of $1.5 billion in response to the Texas Utility Commission's order on CenterPoint Houston's final true-up application. For further discussion of regulatory assets, see Note 4.

     The Company's rate-regulated businesses recognize removal costs as a component of depreciation expense in accordance with regulatory treatment. As of December 31, 2003 and 2004, these removal costs of $647 million and $677 million, respectively, are classified as regulatory liabilities in the Consolidated Balance Sheets. The Company has also identified other asset retirement obligations that cannot be estimated because the assets associated with the retirement obligations have an indeterminate life.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

(4)  REGULATORY MATTERS

  (a)  2004 TRUE-UP PROCEEDING

     In March 2004, CenterPoint Houston filed the final true-up application required by the Texas electric restructuring law with the Public Utility Commission of Texas (Texas Utility Commission) (2004 True-Up Proceeding). CenterPoint Houston's requested true-up balance was $3.7 billion, excluding interest and net of the retail clawback from RRI described below. In June, July and September 2004, the Texas Utility Commission conducted hearings on, and held public meetings addressing, CenterPoint Houston's true-up application. In December 2004, the Texas Utility Commission approved a final order in CenterPoint Houston's true-up proceeding (2004 Final Order) authorizing CenterPoint Houston to recover $2.3 billion including interest through August 31, 2004, subject to adjustments to reflect the benefit of certain deferred taxes and the accrual of interest and payment of excess mitigation credits after August 31, 2004. As a result of the 2004 Final Order, the Company wrote-off net regulatory assets of $1.5 billion and recorded a related income tax benefit of $526 million, resulting in an after-tax charge of $977 million, which is reflected as an extraordinary loss in the Company's Statements of Consolidated Operations. The Company recorded an expected loss of $894 million in the third quarter of 2004 and increased this amount by $83 million in the fourth quarter of 2004 based on the Company's assessment of the amounts ultimately recoverable. In January 2005, CenterPoint Houston appealed certain aspects of the final order seeking to increase the true-up balance ultimately recovered by CenterPoint Houston. Other parties have also appealed the order, seeking to reduce the amount authorized for CenterPoint Houston's recovery. Although CenterPoint Houston believes it has

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES meritorious arguments and that the other parties' appeals are without merit, no prediction can be made as to the ultimate outcome or timing of such appeals.

     The Company has recorded as a regulatory asset a return of $374 million on the true-up balance for the period from January 1, 2002 through December 31, 2004 as allowed by the Texas Utility Commission's 2004 Final Order. The Company, under the 2004 Final Order, will continue to accrue a return until the true-up balance is recovered by the Company, either from rate payers or through a securitization offering as discussed below. The rate of return is based on CenterPoint Houston's cost of capital, established in the Texas Utility Commission's final order issued in October 2001 (2001 Final Order), which is derived from CenterPoint Houston's cost to finance assets and an allowance for earnings on shareholders' investment. Accordingly, in accordance with SFAS No. 92, "Regulated Enterprises -- Accounting for Phase-in Plans." the rate of return has been bifurcated into components representing a return of costs to finance assets and an allowance for earnings on shareholders' investment. The component representing a return of costs to finance assets of $226 million has been recognized in the fourth quarter of 2004 and is included in other income in the Company's Statements of Consolidated Operations. The component representing a return of costs to finance assets will continue to be recognized as earned going forward. The component representing an allowance for earnings on shareholders' investment of $148 million has been deferred and will be recognized as it is collected through rates in the future.

     In November 2004, RRI paid $177 million to the Company, representing the "retail clawback" determined by the Texas Utility Commission in the 2004 True-Up Proceeding. The Texas electric restructuring law requires the Texas Utility Commission to determine the retail clawback if the formerly integrated utility's affiliated retail electric provider retained more than 40 percent of its residential price-to-beat customers within the utility's service area as of January 1, 2004 (offset by new customers added outside the service territory). That retail clawback is a credit against the stranded costs the utility is entitled to recover and was reflected in the $2.3 billion recovery authorized. Under the terms of a master separation agreement between RRI and the Company, RRI agreed to pay the Company the amount of the retail clawback determined by the Texas Utility Commission. The payment was used by the Company to reduce outstanding indebtedness.

     The Texas electric restructuring law provides for the use of special purpose entities to issue transition bonds for the economic value of generation-related regulatory assets and stranded costs. These transition bonds will be amortized over a period not to exceed 15 years through non-bypassable transition charges. In October 2001, a special purpose subsidiary of CenterPoint Houston issued $749 million of transition bonds to securitize certain generation-related regulatory assets. These transition bonds have a final maturity date of September 15, 2015 and are non-recourse to the Company and its subsidiaries other than to the special purpose issuer. Payments on the transition bonds are made solely out of funds from non-bypassable transition charges.

     In December 2004, CenterPoint Houston filed for approval of a financing order to issue transition bonds to securitize its true-up balance. On March 9, 2005, the Texas Utility Commission issued a financing order allowing CenterPoint Houston to securitize approximately $1.8 billion and requiring that the benefit of certain deferred taxes be reflected as a reduction in the competition transition charge. The Company anticipates that a new special purpose subsidiary of CenterPoint Houston will issue bonds in one or more series through an underwritten offering. Depending on market conditions and the impact of possible appeals of the financing order, among other factors, the Company anticipates completing such an offering in 2005.

     In January 2005, CenterPoint Houston filed an application for a competition transition charge to recover its true-up balance. CenterPoint Houston will adjust the amount sought through that charge to the extent that it is able to securitize any of such amount. Under the Texas Utility Commission's rules, the unrecovered true-up balance to be recovered through the competition transition charge earns a return until fully recovered.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     In the 2001 Final Order, the Texas Utility Commission established the transmission and distribution rates that became effective in January 2002. Based on its 2001 revision of the 1998 stranded cost estimates, the Texas Utility Commission determined that CenterPoint Houston had over-mitigated its stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under its 1998 transition plan and the Texas electric restructuring law. In the 2001 Final Order, CenterPoint Houston was required to reverse the amount of redirected depreciation and accelerated depreciation taken for regulatory purposes as allowed under the 1998 transition plan and the Texas electric restructuring law. In accordance with the 2001 Final Order, CenterPoint Houston recorded a regulatory liability to reflect the prospective refund of the accelerated depreciation, and in January 2002 CenterPoint Houston began paying excess mitigation credits, which were to be paid over a seven-year period with interest at 7 1/2% per annum. The annual payment of excess mitigation credits is approximately $264 million. In its December 2004 final order in the 2004 True-Up Proceeding, the Texas Utility Commission found that CenterPoint Houston did, in fact, have stranded costs (as originally estimated in 1998). Despite this ruling, the Texas Utility Commission denied CenterPoint Houston recovery of approximately $180 million of the interest portion of the excess mitigation credits already paid by CenterPoint Houston and refused to terminate future excess mitigation credits. In January 2005, CenterPoint Houston filed a writ of mandamus petition with the Texas Supreme Court asking that court to order the Texas Utility Commission to terminate immediately the payment of all excess mitigation credits and to ensure full recovery of all excess mitigation credits. Although CenterPoint Houston believes it has meritorious arguments, a writ of mandamus is an extraordinary remedy and no prediction can be made as to the ultimate outcome or timing of the mandamus petition. If the Supreme Court denies CenterPoint Houston's mandamus petition, it will continue to pursue this issue through regular appellate mechanisms. On March 1, 2005, a non-unanimous settlement was filed in Docket No. 30774, which involves the adjustment of RRI's Price-to-Beat. Under the terms of that settlement, the excess mitigation credits being paid by CenterPoint Houston would be terminated as of April 29, 2005. The Texas Utility Commission approved the settlement on March 9, 2005.

  (b)  FINAL FUEL RECONCILIATION

     On March 4, 2004, an Administrative Law Judge (ALJ) issued a Proposal for Decision (PFD) relating to CenterPoint Houston's final fuel reconciliation. CenterPoint Houston reserved $117 million, including $30 million of interest, in the fourth quarter of 2003 reflecting the ALJ's recommendation. On April 15, 2004, the Texas Utility Commission affirmed the PFD's finding in part, reversed in part, and remanded one issue back to the ALJ. On May 28, 2004, the Texas Utility Commission approved a settlement of the remanded issue and issued a final order which reduced the disallowance. As a result of the final order, the Company reversed $23 million, including $8 million of interest, of the $117 million reserve recorded in the fourth quarter of 2003. The results of the Texas Utility Commission's final decision are a component of the 2004 True-Up Proceeding. The Company has appealed certain portions of the Texas Utility Commission's final order involving a disallowance of approximately $67 million relating to the final fuel reconciliation plus interest of $10 million. Briefs on this issue were filed on January 5, 2005, and a hearing on this issue is scheduled for April 22, 2005.

  (c)  RATE CASES

     In 2004, the City of Houston, 28 other cities and the Railroad Commission of Texas (Railroad Commission) approved a settlement that increased Houston Gas' base rate and service charge revenues by approximately $14 million annually.

     In February 2004, the Louisiana Public Service Commission (LPSC) approved a settlement that increased Southern Gas Operations' base rate and service charge revenues in its South Louisiana Division by approximately $2 million annually.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     In July 2004, Minnesota Gas filed an application for a general rate increase of $22 million with the Minnesota Public Utilities Commission (MPUC). Minnesota Gas and the Minnesota Department of Commerce have agreed to a settlement of all issues, including an annualized increase in the amount of $9 million, subject to approval by the MPUC. A final decision on this rate relief request is expected from the MPUC in the second quarter of 2005. Interim rates of $17 million on an annualized basis became effective on October 1, 2004, subject to refund.

     In July 2004, the LPSC approved a settlement that increased Southern Gas Operations' base rate and service charge revenues in its North Louisiana Division by approximately $7 million annually.

     In October 2004, Southern Gas Operations filed an application for a general rate increase of approximately $3 million with the Railroad Commission for rate relief in the unincorporated areas of its Beaumont, East Texas and South Texas Divisions. The Railroad Commission staff has begun its review of the request, and a decision is anticipated in April 2005.

     In November 2004, Southern Gas Operations filed an application for a general rate increase of approximately $34 million with the Arkansas Public Service Commission (APSC). The APSC staff has begun its review of the request, and a decision is anticipated in the second half of 2005.

     In December 2004, the Oklahoma Corporation Commission approved a settlement that increased Southern Gas Operations' base rate and service charge revenues by approximately $3 million annually.

  (d)  CITY OF TYLER, TEXAS DISPUTE

     In July 2002, the City of Tyler, Texas, asserted that Southern Gas Operations had overcharged residential and small commercial customers in that city for gas costs under supply agreements in effect since 1992. That dispute has been referred to the Railroad Commission by agreement of the parties for a determination of whether Southern Gas Operations has properly charged and collected for gas service to its residential and commercial customers in its Tyler distribution system in accordance with lawful filed tariffs during the period beginning November 1, 1992, and ending October 31, 2002. In December 2004, the Railroad Commission conducted a hearing on the matter and is expected to issue a ruling in March or April of 2005. In a parallel action now in the Court of Appeals in Austin, Southern Gas Operations is challenging the scope of the Railroad Commission's inquiry which goes beyond the issue of whether Southern Gas Operations had properly followed its tariffs to include a review of Southern Gas Operations' historical gas purchases. The Company believes such a review is not permitted by law and is beyond what the parties requested in the joint petition that initiated the proceeding at the Railroad Commission. The Company believes that all costs for Southern Gas Operations' Tyler distribution system have been properly included and recovered from customers pursuant to Southern Gas Operations' filed tariffs.

(5)  DERIVATIVE INSTRUMENTS

     The Company is exposed to various market risks. These risks arise from transactions entered into in the normal course of business. The Company utilizes derivative financial instruments such as physical forward contracts, swaps and options (Energy Derivatives) to mitigate the impact of changes in its natural gas businesses on its operating results and cash flows.

  (a)  NON-TRADING ACTIVITIES

     Cash Flow Hedges. To reduce the risk from market fluctuations associated with purchased gas costs, the Company enters into energy derivatives in order to hedge certain expected purchases and sales of natural gas (non-trading energy derivatives). The Company applies hedge accounting for its non-trading energy derivatives utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. The Company analyzes its physical transaction portfolio

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES to determine its net exposure by delivery location and delivery period. Because the Company's physical transactions with similar delivery locations and periods are highly correlated and share similar risk exposures, the Company facilitates hedging for customers by aggregating physical transactions and subsequently entering into non-trading energy derivatives to mitigate exposures created by the physical positions.

     During 2004, hedge ineffectiveness of $0.4 million was recognized in earnings from derivatives that are designated and qualify as Cash Flow Hedges, and in 2003 and 2002, no hedge ineffectiveness was recognized. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, the Company realizes in net income the deferred gains and losses recognized in accumulated other comprehensive loss. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive loss is reclassified and included in the Company's Statements of Consolidated Operations under the caption "Natural Gas." Cash flows resulting from these transactions in non-trading energy derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged. As of December 31, 2004, the Company expects $5 million in accumulated other comprehensive income to be reclassified into net income during the next twelve months.

     The maximum length of time the Company is hedging its exposure to the variability in future cash flows for forecasted transactions on existing financial instruments is primarily two years with a limited amount of exposure up to five years. The Company's policy is not to exceed five years in hedging its exposure.

     Other Derivative Financial Instruments. The Company also has natural gas contracts which are derivatives which are not hedged. Load following services that the Company offers its natural gas customers create an inherent tendency to be either long or short natural gas supplies relative to customer purchase commitments. The Company measures and values all of its volumetric imbalances on a real time basis to minimize its exposure to commodity price and volume risk. The aggregate Value at Risk (VaR) associated with these operations is calculated daily and averaged $0.2 million with a high of $1 million during 2004. The Company does not engage in proprietary or speculative commodity trading. Unhedged positions are accounted for by adjusting the carrying amount of the contracts to market and recognizing any gain or loss in operating income, net. During 2004, the Company recognized net gains related to unhedged positions amounting to $7 million and as of December 31, 2004 had recorded short-term risk management assets and liabilities of $4 million and $5 million, respectively, included in other current assets and other current liabilities, respectively.

     Interest Rate Swaps. As of December 31, 2003, the Company had an outstanding interest rate swap with a notional amount of $250 million to fix the interest rate applicable to floating-rate short-term debt. This swap, which expired in January 2004, did not qualify as a cash flow hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133), and was marked to market in the Company's Consolidated Balance Sheets with changes in market value reflected in interest expense in the Statements of Consolidated Operations.

     During 2002, the Company settled forward-starting interest rate swaps having an aggregate notional amount of $1.5 billion at a cost of $156 million, which was recorded in other comprehensive income and is being amortized into interest expense over the life of the designated fixed-rate debt. Amortization of amounts deferred in accumulated other comprehensive income for 2003 and 2004 was $12 million and $25 million, respectively. As of December 31, 2004, the Company expects $31 million in accumulated other comprehensive income to be reclassified into net income during the next twelve months.

     Embedded Derivative. The Company's $575 million of convertible senior notes, issued May 19, 2003, and $255 million of convertible senior notes, issued December 17, 2003 (see Note 8), contain contingent interest provisions. The contingent interest component is an embedded derivative as defined by SFAS No. 133, and accordingly, must be split from the host instrument and recorded at fair value on the

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES balance sheet. The value of the contingent interest components was not material at issuance or at December 31, 2004.

  (b)  CREDIT RISKS

     In addition to the risk associated with price movements, credit risk is also inherent in the Company's non-trading derivative activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the non-trading derivative assets of the Company as of December 31, 2003 and 2004 (in millions):

                                                DECEMBER 31, 2003      DECEMBER 31, 2004
                                               -------------------   ----------------------
                                               INVESTMENT            INVESTMENT
                                               GRADE(1)(2)   TOTAL   GRADE(1)(2)   TOTAL(3)
                                               -----------   -----   -----------   --------
Energy marketers.............................      $24        $35        $10         $17
Financial institutions.......................       21         21         50          50
Other........................................       --          1          1           1
                                                   ---        ---        ---         ---
  Total......................................      $45        $57        $61         $68
                                                   ===        ===        ===         ===

---------------

(1) "Investment grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (such as parent company guarantees) and collateral, which encompass cash and standby letters of credit.

(2) For unrated counterparties, the Company performs financial statement analysis, considering contractual rights and restrictions and collateral, to create a synthetic credit rating.

(3) The $17 million non-trading derivative asset includes a $6 million asset due to trades with Reliant Energy Services, Inc. (Reliant Energy Services), an affiliate until the date of the RRI Distribution. As of December 31, 2004, Reliant Energy Services did not have an investment grade rating.

  (c)  GENERAL POLICY

     The Company has established a Risk Oversight Committee composed of corporate and business segment officers that oversees all commodity price and credit risk activities, including the Company's trading, marketing, risk management services and hedging activities. The committee's duties are to establish the Company's commodity risk policies, allocate risk capital within limits established by the Company's board of directors, approve trading of new products and commodities, monitor risk positions and ensure compliance with the Company's risk management policies and procedures and trading limits established by the Company's board of directors.

     The Company's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

(6)  INDEXED DEBT SECURITIES (ZENS) AND TIME WARNER SECURITIES

  (a)  ORIGINAL INVESTMENT IN TIME WARNER SECURITIES

     In 1995, the Company sold a cable television subsidiary to Time Warner Inc.
(TW) and received TW convertible preferred stock (TW Preferred) as partial consideration. On July 6, 1999, the Company converted its 11 million shares of TW Preferred into 45.8 million shares of Time Warner common stock (TW Common). The Company currently owns 21.6 million shares of TW Common. Unrealized gains and losses resulting from changes in the market value of the TW Common are recorded in the Company's Statements of Consolidated Operations.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

  (b)  ZENS

     In September 1999, the Company issued its 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (ZENS) having an original principal amount of $1.0 billion. ZENS are exchangeable for cash equal to the market value of a specified number of shares of TW common. The Company pays interest on the ZENS at an annual rate of 2% plus the amount of any quarterly cash dividends paid in respect of the shares of TW Common attributable to the ZENS. The principal amount of ZENS is subject to being increased to the extent that the annual yield from interest and cash dividends on the reference shares of TW Common is less than 2.309%. At December 31, 2004, ZENS having an original principal amount of $840 million and a contingent principal amount of $851 million were outstanding and were exchangeable, at the option of the holders, for cash equal to 95% of the market value of 21.6 million shares of TW Common deemed to be attributable to the ZENS. At December 31, 2004, the market value of such shares was approximately $421 million, which would provide an exchange amount of $476 for each $1,000 original principal amount of ZENS. At maturity, the holders of the ZENS will receive in cash the higher of the original principal amount of the ZENS (subject to adjustment as discussed above) or an amount based on the then-current market value of TW Common, or other securities distributed with respect to TW Common.

     In 2002, holders of approximately 16% of the 17.2 million ZENS originally issued exercised their right to exchange their ZENS for cash, resulting in aggregate cash payments by CenterPoint Energy of approximately $45 million. Exchanges of ZENS subsequent to 2002 aggregate less than one percent of ZENS originally issued.

     A subsidiary of the Company owns shares of TW Common and elected to liquidate a portion of such holdings to facilitate the Company's making the cash payments for the ZENS exchanged in 2002 through 2004. In connection with the exchanges, the Company received net proceeds of approximately $43 million from the liquidation of approximately 4.1 million shares of TW Common at an average price of $10.56 per share. The Company now holds 21.6 million shares of TW Common which are classified as trading securities under SFAS No. 115 and are expected to be held to facilitate the Company's ability to meet its obligation under the ZENS.

     Upon adoption of SFAS No. 133 effective January 1, 2001, the ZENS obligation was bifurcated into a debt component and a derivative component (the holder's option to receive the appreciated value of TW Common at maturity). The derivative component was valued at fair value and determined the initial carrying value assigned to the debt component ($121 million) as the difference between the original principal amount of the ZENS ($1 billion) and the fair value of the derivative component at issuance ($879 million). Effective January 1, 2001 the debt component was recorded at its accreted amount of $122 million and the derivative component was recorded at its fair value of $788 million, as a current liability. Subsequently, the debt component accretes through interest charges at 17.5% annually up to the minimum amount payable upon maturity of the ZENS in 2029 (approximately $915 million) which reflects exchanges and adjustments to maintain a 2.309% annual yield, as discussed above. Changes in the fair value of the derivative component are recorded in the Company's Statements of Consolidated Operations. During 2002, 2003 and 2004, the Company recorded a loss of $500 million, a gain of $106 million and a gain of $31 million, respectively, on the Company's investment in TW Common. During 2002, 2003 and 2004, the Company recorded a gain of $480 million, a loss of $96 million and a loss of $20 million, respectively, associated with the fair value of the derivative component of the ZENS obligation. Changes in the fair value of the TW Common held by the Company are expected to substantially offset changes in the fair value of the derivative component of the ZENS.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     The following table sets forth summarized financial information regarding the Company's investment in TW securities and the Company's ZENS obligation (in millions).

                                                                      DEBT      DERIVATIVE
                                                           TW       COMPONENT   COMPONENT
                                                       INVESTMENT    OF ZENS     OF ZENS
                                                       ----------   ---------   ----------
Balance at December 31, 2001.........................    $ 827        $123        $ 730
Accretion of debt component of ZENS..................       --           1           --
Gain on indexed debt securities......................       --          --         (480)
Loss on TW Common....................................     (500)         --           --
Liquidation of TW Common.............................      (43)         --           --
Liquidation of ZENS, net of gain.....................       --         (20)         (25)
                                                         -----        ----        -----
Balance at December 31, 2002.........................      284         104          225
Accretion of debt component of ZENS..................       --           1           --
Loss on indexed debt securities......................       --          --           96
Gain on TW Common....................................      106          --           --
                                                         -----        ----        -----
Balance at December 31, 2003.........................      390         105          321
Accretion of debt component of ZENS..................       --           2           --
Loss on indexed debt securities......................       --          --           20
Gain on TW Common....................................       31          --           --
                                                         -----        ----        -----
Balance at December 31, 2004.........................    $ 421        $107        $ 341
                                                         =====        ====        =====

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

(9)   STOCK-BASED INCENTIVE COMPENSATION PLANS AND EMPLOYEE BENEFIT PLANS

  (b)  PENSION AND POSTRETIREMENT BENEFITS

     The Company maintains a non-contributory qualified defined benefit plan covering substantially all employees, with benefits determined using a cash balance formula. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula. Participants are 100% vested in their benefit after completing five years of service.

     The Company provides certain healthcare and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plans. Under plan amendments, effective in early 1999, healthcare benefits for future retirees were changed to limit employer contributions for medical coverage.

     Such benefit costs are accrued over the active service period of employees. The net unrecognized transition obligation, resulting from the implementation of accrual accounting, is being amortized over approximately 20 years.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     The Company's net periodic cost includes the following components relating to pension and postretirement benefits:

                                                           YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------
                                        2002                        2003                        2004
                              -------------------------   -------------------------   -------------------------
                              PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                              BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS
                              --------   --------------   --------   --------------   --------   --------------
                                                                (IN MILLIONS)
Service cost................   $  32          $  5          $ 37          $  4         $  40          $  4
Interest cost...............     104            32           102            31           102            31
Expected return on plan
  assets....................    (126)          (13)          (92)          (11)         (103)          (13)
Net amortization............      16            13            43            13            37            13
Curtailment.................      --            --            --            --            --            17
Benefit enhancement.........       9             3            --            --             4             2
Settlement..................      --           (18)           --            --            --            --
                               -----          ----          ----          ----         -----          ----
Net periodic cost...........   $  35          $ 22          $ 90          $ 37         $  80          $ 54
                               =====          ====          ====          ====         =====          ====
Above amounts reflect the
  following net periodic
  cost (benefit) related to
  discontinued operations...   $  11          $ (9)         $ 17          $  4         $  11          $ 20
                               =====          ====          ====          ====         =====          ====

     The Company used the following assumptions to determine net periodic cost relating to pension and postretirement benefits:

                                                                     DECEMBER 31,
                                   ---------------------------------------------------------------------------------
                                             2002                        2003                        2004
                                   -------------------------   -------------------------   -------------------------
                                   PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                                   BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS      BENEFITS
                                   --------   --------------   --------   --------------   --------   --------------
Discount rate....................   7.25%          7.25%        6.75%          6.75%        6.25%          6.25%
Expected return on plan assets...    9.5%           9.5%         9.0%           9.0%         9.0%           8.5%
Rate of increase in compensation
  levels.........................    4.1%            --          4.1%            --          4.1%            --

     In determining net periodic benefits cost, the Company uses fair value, as of the beginning of the year, as its basis for determining expected return on plan assets.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     The following table displays the change in the benefit obligation, the fair value of plan assets and the amounts included in the Company's Consolidated Balance Sheets as of December 31, 2003 and 2004 for the Company's pension and postretirement benefit plans:

                                                                        DECEMBER 31,
                                                    -----------------------------------------------------
                                                              2003                        2004
                                                    -------------------------   -------------------------
                                                    PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                                                    BENEFITS      BENEFITS      BENEFITS      BENEFITS
                                                    --------   --------------   --------   --------------
                                                                     (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year.............   $1,550        $ 479         $1,692        $ 518
Service cost......................................       37            4             40            4
Interest cost.....................................      102           31            102           31
Participant contributions.........................       --            8             --            6
Benefits paid.....................................     (142)         (43)          (124)         (42)
Plan amendments...................................        4           (5)            --          (20)
Divestitures......................................       --           --           (165)          --
Actuarial loss....................................      141           44            161           36
Curtailment, benefit enhancement and settlement...       --           --              4            2
                                                     ------        -----         ------        -----
Benefit obligation, end of year...................   $1,692        $ 518         $1,710        $ 535
                                                     ======        =====         ======        =====
CHANGE IN PLAN ASSETS
Plan assets, beginning of year....................   $1,054        $ 131         $1,194        $ 150
Employer contributions............................       23           34            476           27
Participant contributions.........................       --            8             --            6
Benefits paid.....................................     (142)         (43)          (124)         (42)
Divestitures......................................       --           --            (40)          --
Actual investment return..........................      259           20            151           15
                                                     ------        -----         ------        -----
Plan assets, end of year..........................   $1,194        $ 150         $1,657        $ 156
                                                     ======        =====         ======        =====
RECONCILIATION OF FUNDED STATUS
Funded status.....................................   $ (498)       $(368)        $  (53)       $(379)
Unrecognized actuarial loss.......................      733           63            714           96
Unrecognized prior service cost...................      (71)          49            (51)          14
Unrecognized transition (asset) obligation........       --           79             --           65
                                                     ------        -----         ------        -----
Net amount recognized.............................   $  164        $(177)        $  610        $(204)
                                                     ======        =====         ======        =====
AMOUNTS RECOGNIZED IN BALANCE SHEETS
Benefit obligations...............................   $ (395)       $(177)        $  610        $(204)
Accumulated other comprehensive income............      559           --             --           --
                                                     ------        -----         ------        -----
Prepaid (accrued) benefit cost....................   $  164        $(177)        $  610        $(204)
                                                     ======        =====         ======        =====

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

                                                                        DECEMBER 31,
                                                    -----------------------------------------------------
                                                              2003                        2004
                                                    -------------------------   -------------------------
                                                    PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                                                    BENEFITS      BENEFITS      BENEFITS      BENEFITS
                                                    --------   --------------   --------   --------------
                                                                     (IN MILLIONS)
ACTUARIAL ASSUMPTIONS
Discount rate.....................................     6.25%        6.25%          5.75%        5.75%
Expected return on plan assets....................      9.0%         8.5%           8.5%         8.0%
Rate of increase in compensation levels...........      4.1%          --            4.6%          --
Healthcare cost trend rate assumed for the next
  year............................................       --        10.50%            --         9.75%
Rate to which the cost trend rate is assumed to
  decline (the ultimate trend rate)...............       --          5.5%            --          5.5%
Year that the rate reaches the ultimate trend
  rate............................................       --         2011             --         2011

                                                           DECEMBER 31,
                                   -------------------------------------------------------------
                                               2003                            2004
                                   -----------------------------   -----------------------------
                                     PENSION      POSTRETIREMENT     PENSION      POSTRETIREMENT
                                     BENEFITS        BENEFITS        BENEFITS        BENEFITS
                                   ------------   --------------   ------------   --------------
                                                          (IN MILLIONS)
ADDITIONAL INFORMATION
Accumulated benefit obligation...     $1,589           $518           $1,635           $535
Change in minimum liability
  included in other comprehensive
  income.........................       (64)            --             (559)            --
Measurement date used to
  determine plan obligations and
  assets.........................  December 31,    December 31,    December 31,    December 31,
                                       2003            2003            2004            2004

     Assumed healthcare cost trend rates have a significant effect on the reported amounts for the Company's postretirement benefit plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

                                                                 1%         1%
                                                              INCREASE   DECREASE
                                                              --------   --------
                                                                 (IN MILLIONS)
Effect on total of service and interest cost................    $ 2        $ 2
Effect on the postretirement benefit obligation.............     39         33

     The following table displays the weighted-average asset allocations as of December 31, 2003 and 2004 for the Company's pension and postretirement benefit plans:

                                                                        DECEMBER 31,
                                                    -----------------------------------------------------
                                                              2003                        2004
                                                    -------------------------   -------------------------
                                                    PENSION    POSTRETIREMENT   PENSION    POSTRETIREMENT
                                                    BENEFITS      BENEFITS      BENEFITS      BENEFITS
                                                    --------   --------------   --------   --------------
Domestic equity securities........................     60%           41%           57%           34%
International equity securities...................     15             9            15            11
Debt securities...................................     22            48            26            54
Real estate.......................................      3            --             2            --
Cash..............................................     --             2            --             1
                                                      ---           ---           ---           ---
  Total...........................................    100%          100%          100%          100%
                                                      ===           ===           ===           ===

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     In managing the investments associated with the benefit plans, the Company's objective is to preserve and enhance the value of plan assets while maintaining an acceptable level of volatility. These objectives are expected to be achieved through an investment strategy that manages liquidity requirements while maintaining a long-term horizon in making investment decisions and efficient and effective management of plan assets.

     As part of the investment strategy discussed above, the Company has adopted and maintains the following weighted average allocation targets for its benefit plans:

                                                              PENSION    POSTRETIREMENT
                                                              BENEFITS      BENEFITS
                                                              --------   --------------
Domestic equity securities..................................   45-55%        28-38%
International equity securities.............................    7-13%         5-15%
Debt securities.............................................   20-30%        52-62%
Real estate.................................................     0-5%           --
Cash........................................................     0-2%          0-2%

     The expected rate of return assumption was developed by reviewing the targeted asset allocations and historical index performance of the applicable asset classes over a 15-year period, adjusted for investment fees and diversification effects.

     Equity securities for the pension plan include CenterPoint Energy common stock in the amounts of $44 million (3.7% of total pension plan assets) as of December 31, 2003. The pension plan did not include any holdings of CenterPoint Energy common stock as of December 31, 2004.

     Although funding for the Company's pension and postretirement plans was not required during 2004, the Company contributed $56 million to its pension plan in September 2004 and $420 million in December 2004, which effectively brought the Company's pension plan assets and accumulated benefit obligation into balance and increased shareholders' equity by $350 million as a result of the elimination of the related minimum benefit liability. Additionally, the Company contributed $27 million to its postretirement benefits plan in 2004.

     Contributions to the pension plan are not required in 2005; however, the Company expects to make a contribution. The Company expects to contribute approximately $29 million to its postretirement benefits plan in 2005.

     The following benefit payments are expected to be paid by the pension and postretirement benefit plans:

                                                              PENSION    POSTRETIREMENT
                                                              BENEFITS      BENEFITS
                                                              --------   --------------
                                                                    (IN MILLIONS)
2005........................................................    $108          $ 38
2006........................................................     112            40
2007........................................................     114            42
2008........................................................     118            44
2009........................................................     120            46
2010-2014...................................................     627           240

     In connection with the Company's sale of its 81% interest in Texas Genco as discussed in Note 3, a separate pension plan was established for Texas Genco on September 1, 2004 and the Company transferred a net pension liability of approximately $68 million to Texas Genco. In October 2004, Texas Genco received an allocation of assets from the Company's pension plan pursuant to rules and regulations under the Employee Retirement Income Security Act of 1974.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     In addition to the non-contributory pension plans discussed above, the Company maintains a non-qualified benefit restoration plan which allows participants to retain the benefits to which they would have been entitled under the Company's non-contributory pension plan except for the federally mandated limits on qualified plan benefits or on the level of compensation on which qualified plan benefits may be calculated. The expense associated with this non-qualified plan was $9 million, $8 million and $6 million in 2002, 2003 and 2004, respectively. Included in the net benefit cost in 2002 is $3 million of expense related to RRI's participants, which is reflected in discontinued operations in the Statements of Consolidated Operations. The accrued benefit liability for the non-qualified pension plan was $75 million and $69 million at December 31, 2003 and 2004, respectively. In addition, these accrued benefit liabilities include the recognition of minimum liability adjustments of $15 million as of December 31, 2003 and $10 million as of December 31, 2004, which are reported as a component of other comprehensive income, net of income tax effects.

     The following table displays the Company's plans that have or have had accumulated benefit obligations in excess of plan assets:

                                                         DECEMBER 31,
                       ---------------------------------------------------------------------------------
                                        2003                                      2004
                       ---------------------------------------   ---------------------------------------
                       PENSION    RESTORATION   POSTRETIREMENT   PENSION    RESTORATION   POSTRETIREMENT
                       BENEFITS    BENEFITS        BENEFITS      BENEFITS    BENEFITS        BENEFITS
                       --------   -----------   --------------   --------   -----------   --------------
                                                         (IN MILLIONS)
Accumulated benefit
  obligation.........   $1,589        $75            $518         $1,635        $69            $535
Projected benefit
  obligation.........    1,692         77             518          1,710         81             535
Plan assets..........    1,194         --             150          1,657         --             156

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

(11)  COMMITMENTS AND CONTINGENCIES

  (a)  FUEL COMMITMENTS

     Fuel commitments, excluding Texas Genco, include natural gas contracts related to the Company's natural gas distribution operations, which have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities in the Company's Consolidated Balance Sheets as of December 31, 2004 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" or do not meet the definition of a derivative. Minimum payment obligations for natural gas supply contracts are approximately $807 million in 2005, $401 million in 2006, $193 million in 2007, $29 million in 2008 and $1 million in 2009.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

  (b)  LEASE COMMITMENTS

     The following table sets forth information concerning the Company's obligations, excluding Texas Genco, under non-cancelable long-term operating leases at December 31, 2004, which primarily consist of rental agreements for building space, data processing equipment and vehicles (in millions):

2005........................................................   $ 25
2006........................................................     21
2007........................................................     18
2008........................................................     14
2009........................................................      6
2010 and beyond.............................................     26
                                                               ----
  Total.....................................................   $110
                                                               ====

     Total lease expense for all operating leases was $36 million, $35 million and $32 million during 2002, 2003 and 2004, respectively.

  (c)  LEGAL, ENVIRONMENTAL AND OTHER REGULATORY MATTERS

  Legal Matters

  RRI Indemnified Litigation

     The Company, CenterPoint Houston or their predecessor, Reliant Energy, and certain of their former subsidiaries are named as defendants in several lawsuits described below. Under a master separation agreement between the Company and RRI, the Company and its subsidiaries are entitled to be indemnified by RRI for any losses, including attorneys' fees and other costs, arising out of the lawsuits described below under Electricity and Gas Market Manipulation Cases and Other Class Action Lawsuits. Pursuant to the indemnification obligation, RRI is defending the Company and its subsidiaries to the extent named in these lawsuits. The ultimate outcome of these matters cannot be predicted at this time.

     Electricity and Gas Market Manipulation Cases. A large number of lawsuits have been filed against numerous market participants and remain pending in both federal and state courts in California and Nevada in connection with the operation of the electricity and natural gas markets in California and certain other western states in 2000-2001, a time of power shortages and significant increases in prices. These lawsuits, many of which have been filed as class actions, are based on a number of legal theories, including violation of state and federal antitrust laws, laws against unfair and unlawful business practices, the federal Racketeer Influenced Corrupt Organization Act, false claims statutes and similar theories and breaches of contracts to supply power to governmental entities. Plaintiffs in these lawsuits, which include state officials and governmental entities as well as private litigants, are seeking a variety of forms of relief, including recovery of compensatory damages (in some cases in excess of $1 billion), a trebling of compensatory damages and punitive damages, injunctive relief, restitution, interest due, disgorgement, civil penalties and fines, costs of suit, attorneys' fees and divestiture of assets. To date, some of these complaints have been dismissed by the trial court and are on appeal, several of which dismissals have been affirmed by the appellate courts, but most of the lawsuits remain in early procedural stages. The Company's former subsidiary, RRI, was a participant in the California markets, owning generating plants in the state and participating in both electricity and natural gas trading in that state and in western power markets generally. RRI, some of its subsidiaries and, in some cases, corporate officers of some of those companies have been named as defendants in these suits.

     The Company or its predecessor, Reliant Energy, have been named in approximately 30 of these lawsuits, which were instituted between 2001 and 2004 and are pending in California state courts in Alameda County, Los Angeles County, San Francisco County, San Mateo County and San Diego County, in Nevada state court

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES in Clark County, in federal district courts in San Francisco, San Diego, Los Angeles, Fresno, Sacramento and Nevada and before the Ninth Circuit Court of Appeals. However, the Company, CenterPoint Houston and Reliant Energy were not participants in the electricity or natural gas markets in California. The Company and Reliant Energy have been dismissed from certain of the lawsuits, either voluntarily by the plaintiffs or by order of the court and the Company believes it is not a proper defendant in the remaining cases and will continue to seek dismissal from such remaining cases. On July 6, 2004 and on October 12, 2004, the Ninth Circuit affirmed the Company's removal to federal district court of two electric cases brought by the California Attorney General and affirmed the federal court's dismissal of these cases based upon the filed rate doctrine and federal preemption.

     Other Class Action Lawsuits. Fifteen class action lawsuits filed in May, June and July 2002 on behalf of purchasers of securities of RRI and/or Reliant Energy have been consolidated in federal district court in Houston. RRI and certain of its former and current executive officers are named as defendants. The consolidated complaint also names RRI , Reliant Energy, the underwriters of the initial public offering of RRI's common stock in May 2001 (RRI Offering), and RRI's and Reliant Energy's independent auditors as defendants. The consolidated amended complaint seeks monetary relief purportedly on behalf of purchasers of common stock of Reliant Energy or RRI during certain time periods ranging from February 2000 to May 2002, and purchasers of common stock that can be traced to the RRI Offering. The plaintiffs allege, among other things, that the defendants misrepresented their revenues and trading volumes by engaging in round-trip trades and improperly accounted for certain structured transactions as cash-flow hedges, which resulted in earnings from these transactions being accounted for as future earnings rather than being accounted for as earnings in fiscal year 2001. In January 2004 the trial judge dismissed the plaintiffs' allegations that the defendants had engaged in fraud, but claims based on alleged misrepresentations in the registration statement issued in the RRI Offering remain. In June 2004, the plaintiffs filed a motion for class certification, which the court granted in February 2005. The defendants have appealed the court's order certifying the class.

     In February 2003, a lawsuit was filed by three individuals in federal district court in Chicago against CenterPoint Energy and certain former officers of RRI for alleged violations of federal securities laws. The plaintiffs in this lawsuit allege that the defendants violated federal securities laws by issuing false and misleading statements to the public, and that the defendants made false and misleading statements as part of an alleged scheme to artificially inflate trading volumes and revenues. In addition, the plaintiffs assert claims of fraudulent and negligent misrepresentation and violations of Illinois consumer law. In January 2004 the trial judge ordered dismissal of plaintiffs' claims on the ground that they did not set forth a claim. The plaintiffs filed an amended complaint in March 2004, which the defendants asked the court to dismiss. On August 18, 2004, the court granted the defendants' motion to dismiss with prejudice.

     In May 2002, three class action lawsuits were filed in federal district court in Houston on behalf of participants in various employee benefits plans sponsored by Reliant Energy. Two of the lawsuits have been dismissed without prejudice. Reliant Energy and certain current and former members of its benefits committee are the remaining defendants in the third lawsuit. That lawsuit alleges that the defendants breached their fiduciary duties to various employee benefits plans, directly or indirectly sponsored by Reliant Energy, in violation of the Employee Retirement Income Security Act of 1974. The plaintiffs allege that the defendants permitted the plans to purchase or hold securities issued by Reliant Energy when it was imprudent to do so, including after the prices for such securities became artificially inflated because of alleged securities fraud engaged in by the defendants. The complaint seeks monetary damages for losses suffered on behalf of the plans and a putative class of plan participants whose accounts held Reliant Energy or RRI securities, as well as restitution. In July 2004, another class action suit was filed in federal court on behalf of the Reliant Energy Savings Plan and a class consisting of participants in that plan against Reliant Energy and the Reliant Energy Benefits Committee. The allegations and the relief sought in the new suit are substantially similar to those in the previously pending suit; however, the new suit also alleges that Reliant Energy and its Benefits Committee breached their fiduciary duties to the Savings Plan and its participants by investing plan funds in

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

Reliant Energy stock when Reliant Energy or its subsidiaries were allegedly manipulating the California energy market. On October 14, 2004, the plaintiff voluntarily dismissed the newly filed lawsuit.

     In October 2002, a derivative action was filed in the federal district court in Houston against the directors and officers of the Company. The complaint set forth claims for breach of fiduciary duty, waste of corporate assets, abuse of control and gross mismanagement. Specifically, the shareholder plaintiff alleged that the defendants caused the Company to overstate its revenues through so-called "round trip" transactions. The plaintiff also alleged breach of fiduciary duty in connection with the spin-off of RRI and the RRI Offering. The complaint sought monetary damages on behalf of the Company as well as equitable relief in the form of a constructive trust on the compensation paid to the defendants. The Company's board of directors investigated that demand and similar allegations made in a June 28, 2002 demand letter sent on behalf of a Company shareholder. The second letter demanded that the Company take several actions in response to alleged round-trip trades occurring in 1999, 2000, and 2001. In June 2003, the board determined that these proposed actions would not be in the best interests of the Company. In March 2003, the court dismissed this case on the grounds that the plaintiff did not make an adequate demand on the Company before filing suit. Thereafter, the plaintiff sent another demand asserting the same claims.

     The Company believes that none of the lawsuits described under Other Class Action Lawsuits has merit because, among other reasons, the alleged misstatements and omissions were not material and did not result in any damages to the plaintiffs.

  Other Legal Matters

     Texas Antitrust Actions. In July 2003, Texas Commercial Energy filed in federal court in Corpus Christi, Texas a lawsuit against Reliant Energy, the Company and CenterPoint Houston, as successors to Reliant Energy, Genco LP, RRI, Reliant Energy Solutions, LLC, several other RRI subsidiaries and a number of other participants in the Electric Reliability Council of Texas (ERCOT) power market. The plaintiff, a retail electricity provider with the ERCOT market, alleged that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit sought damages in excess of $500 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. In June 2004, the federal court dismissed the plaintiff's claims and in July 2004, the plaintiff filed a notice of appeal. The Company is vigorously contesting the appeal. The ultimate outcome of this matter cannot be predicted at this time.

     In February 2005, Utility Choice Electric filed in federal court in Houston, Texas a lawsuit against the Company, CenterPoint Houston, CenterPoint Energy Gas Services, Inc., CenterPoint Energy Alternative Fuels, Inc., Genco LP and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider with the ERCOT market, alleged that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws, intentionally interfered with prospective business relationships and contracts, and committed fraud and negligent misrepresentation. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. The Company intends to vigorously defend the case. The ultimate outcome of this matter cannot be predicted at this time.

     Municipal Franchise Fee Lawsuits. In February 1996, the cities of Wharton, Galveston and Pasadena (Three Cities) filed suit in state district court in Harris County, Texas for themselves and a proposed class of all similarly situated cities in Reliant Energy's electric service area, against Reliant Energy and Houston Industries Finance, Inc. (formerly a wholly owned subsidiary of the Company's predecessor, Reliant Energy) alleging underpayment of municipal franchise fees. The plaintiffs claimed that they were entitled to 4% of all receipts of any kind for business conducted within these cities over the previous four decades. After a jury trial

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES involving the Three Cities' claims (but not the class of cities), the trial court entered a judgment on the Three Cities' breach of contract claims for $1.7 million, including interest, plus an award of $13.7 million in legal fees. It also decertified the class. Following this ruling, 45 cities filed individual suits against Reliant Energy in the District Court of Harris County.

     On February 27, 2003, a state court of appeals in Houston rendered an opinion reversing the judgment against the Company and rendering judgment that the Three Cities take nothing by their claims. The court of appeals held that all of the Three Cities' claims were barred by the jury's finding of laches, a defense similar to the statute of limitations, due to the Three Cities' having unreasonably delayed bringing their claims during the more than 30 years since the alleged wrongs began. The court also held that the Three Cities were not entitled to recover any attorneys' fees. The Three Cities filed a petition for review to the Texas Supreme Court, which declined to hear the case. Thus, the Three Cities' claims have been finally resolved in the Company's favor, but the individual claims of the 45 cities remain pending in the same court.

     Natural Gas Measurement Lawsuits. CERC Corp. and certain of its subsidiaries are defendants in a suit filed in 1997 under the Federal False Claims Act alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the federal district court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case has been consolidated, together with the other similar False Claims Act cases, in the federal district court in Cheyenne, Wyoming.

     In addition, CERC Corp. and certain of its subsidiaries are defendants in two mismeasurement lawsuits brought against approximately 245 pipeline companies and their affiliates pending in state court in Stevens County, Kansas. In one case (originally filed in May 1999 and amended four times), the plaintiffs purport to represent a class of royalty owners who allege that the defendants have engaged in systematic mismeasurement of the volume of natural gas for more than 25 years. The plaintiffs amended their petition in this suit in July 2003 in response to an order from the judge denying certification of the plaintiffs' alleged class. In the amendment the plaintiffs dismissed their claims against certain defendants (including two CERC subsidiaries), limited the scope of the class of plaintiffs they purport to represent and eliminated previously asserted claims based on mismeasurement of the Btu content of the gas. The same plaintiffs then filed a second lawsuit, again as representatives of a class of royalty owners, in which they assert their claims that the defendants have engaged in systematic mismeasurement of the Btu content of natural gas for more than 25 years. In both lawsuits, the plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees. CERC and its subsidiaries believe that there has been no systematic mismeasurement of gas and that the suits are without merit. CERC does not expect that the ultimate outcome will have a material impact on the financial condition or results of operations of either the Company or CERC.

     Gas Cost Recovery Litigation. In October 2002, a suit was filed in state district court in Wharton County, Texas against the Company, CERC, Entex Gas Marketing Company, and certain non-affiliated companies alleging fraud, violations of the Texas Deceptive Trade Practices Act, violations of the Texas Utilities Code, civil conspiracy and violations of the Texas Free Enterprise and Antitrust Act with respect to rates charged to certain consumers of natural gas in the State of Texas. Subsequently the plaintiffs added as defendants CenterPoint Energy Marketing Inc., CenterPoint Energy Gas Transmission Company, United Gas, Inc., Louisiana Unit Gas Transmission Company, CenterPoint Energy Pipeline Services, Inc., and CenterPoint Energy Trading and Transportation Group, Inc. The plaintiffs allege that defendants inflated the prices charged to certain consumers of natural gas. In February 2003, a similar suit was filed in state court in Caddo Parish, Louisiana against CERC with respect to rates charged to a purported class of certain consumers of natural gas and gas service in the State of Louisiana. In February 2004, another suit was filed in

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES state court in Calcasieu Parish, Louisiana against CERC seeking to recover alleged overcharges for gas or gas services allegedly provided by Southern Gas Operations to a purported class of certain consumers of natural gas and gas service without advance approval by the LPSC. In October 2004, a similar case was filed in district court in Miller County, Arkansas against the Company, CERC, Entex Gas Marketing Company, CenterPoint Energy Gas Transmission Company, CenterPoint Energy Field Services, CenterPoint Energy Pipeline Services, Inc., Mississippi River Transmission Corp. and other non-affiliated companies alleging fraud, unjust enrichment and civil conspiracy with respect to rates charged to certain consumers of natural gas in at least the states of Arkansas, Louisiana, Mississippi, Oklahoma and Texas. At the time of the filing of each of the Caddo and Calcasieu Parish cases, the plaintiffs in those cases filed petitions with the LPSC relating to the same alleged rate overcharges. The Caddo and Calcasieu Parish cases have been stayed pending the resolution of the respective proceedings by the LPSC. The plaintiffs in the Miller County case seek class certification, but the proposed class has not been certified. In November 2004, the Miller County case was removed to federal district court in Texarkana, Arkansas. In February 2005, the Wharton County case was removed to federal district court in Houston, Texas, and in March 2005, the plaintiffs in the Wharton County case moved to dismiss the case and agreed not to refile the claims asserted unless the Miller County case is not certified as a class action or is later decertified. The range of relief sought by the plaintiffs in these cases includes injunctive and declaratory relief, restitution for the alleged overcharges, exemplary damages or trebling of actual damages, civil penalties and attorney's fees. In these cases, the Company, CERC and their affiliates deny that they have overcharged any of their customers for natural gas and believe that the amounts recovered for purchased gas have been in accordance with what is permitted by state regulatory authorities. The Company and CERC do not anticipate that the outcome of these matters will have a material impact on the financial condition or results of operations of either the Company or CERC.

     Texas Genco Shareholder Litigation. On July 23, 2004, two plaintiffs, both Texas Genco shareholders, filed virtually identical lawsuits in Harris County, Texas district court. These suits, purportedly brought on behalf of holders of Texas Genco common stock, name Texas Genco and each of that company's directors as defendants. Both plaintiffs allege, among other things, self-dealing and breach of fiduciary duty by the defendants in entering into the July 2004 agreement to sell Texas Genco. As part of their allegations of self-dealing, both plaintiffs claim that the board of directors of Texas Genco is controlled by CenterPoint Energy, that the defendants improperly concealed results of Texas Genco's results of operations for the second quarter of 2004 until after the transaction agreement was announced and that, in order to aid CenterPoint Energy, the Texas Genco board only searched for acquirers who would offer all-cash consideration. Plaintiffs seek to enjoin the transaction or, alternatively, rescind the transaction and/or recover damages in the event that the transaction is consummated. In August 2004, the cases were consolidated in state district court in Harris County, Texas. Although the defendants continue to deny liability, in February 2005, all parties entered into a Memorandum of Understanding to settle the lawsuit based upon supplemental disclosures made by Texas Genco and the extension of the deadline for the exercise of shareholder dissenters' rights. The settlement is subject to the parties' preparation of a stipulation of settlement and court approval of the settlement.

  ENVIRONMENTAL MATTERS

     Hydrocarbon Contamination. CERC Corp. and certain of its subsidiaries are among the defendants in lawsuits filed beginning in August 2001 in Caddo Parish and Bossier Parish, Louisiana. The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility," which was formerly operated by a predecessor in interest of CERC Corp. This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution.

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

     Beginning about 1985, the predecessors of certain CERC Corp. defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they owned or leased. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. The Company believes the ultimate cost associated with resolving this matter will not have a material impact on the financial condition or results of operations of either the Company or CERC.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, CERC has completed remediation on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in CERC's Minnesota service territory. CERC believes that it has no liability with respect to two of these sites.

     At December 31, 2004, CERC had accrued $18 million for remediation of certain Minnesota sites. At December 31, 2004, the estimated range of possible remediation costs for these sites was $7 million to $42 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has utilized an environmental expense tracker mechanism in its rates in Minnesota to recover estimated costs in excess of insurance recovery. As of December 31, 2004, CERC has collected or accrued $13 million from insurance companies and ratepayers to be used for future environmental remediation.

     In addition to the Minnesota sites, the United States Environmental Protection Agency and other regulators have investigated MGP sites that were owned or operated by CERC or may have been owned by one of its former affiliates. CERC has not been named by these agencies as a PRP for any of those sites. CERC has been named as a defendant in lawsuits under which contribution is sought for the cost to remediate former MGP sites based on the previous ownership of such sites by former affiliates of CERC or its divisions. The Company is investigating details regarding these sites and the range of environmental expenditures for potential remediation. However, CERC believes it is not liable as a former owner or operator of those sites under the Comprehensive Environmental, Response, Compensation and Liability Act of 1980, as amended, and applicable state statutes, and is vigorously contesting those suits.

     Mercury Contamination. The Company's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by the Company at some sites in the past, and the Company has conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on experience by the Company and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, the Company believes that the costs of any remediation of these sites will not be material to the Company's financial condition, results of operations or cash flows.

     Asbestos. A number of facilities owned by the Company contain significant amounts of asbestos insulation and other asbestos-containing materials. The Company or its subsidiaries have been named, along with numerous others, as a defendant in lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos. Most claimants in such litigation have been workers who participated in construction of various industrial facilities, including power plants. Some of the claimants have worked at locations owned by the Company, but most existing claims relate to facilities previously owned by the Company but currently owned by Texas Genco LLC. The Company anticipates that additional claims like those received may be

                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES asserted in the future. Under the terms of the separation agreement between the Company and Texas Genco, ultimate financial responsibility for uninsured losses relating to these claims has been assumed by Texas Genco, but under the terms of its agreement to sell Texas Genco to Texas Genco LLC, the Company has agreed to continue to defend such claims to the extent they are covered by insurance maintained by the Company, subject to reimbursement of the costs of such defense from Texas Genco LLC. Although their ultimate outcome cannot be predicted at this time, the Company intends to continue vigorously contesting claims that it does not consider to have merit and does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Other Environmental. From time to time the Company has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. In addition, the Company has been named from time to time as a defendant in litigation related to such sites. Although the ultimate outcome of such matters cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

  OTHER PROCEEDINGS

     The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

  TEXAS GENCO MATTERS

     Nuclear Insurance. Texas Genco and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

     Under the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.8 billion as of December 31, 2004. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. Texas Genco and the other owners currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the South Texas Project are subject to maximum retrospective assessments in the aggregate per incident of up to $100.6 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per reactor per year per incident.

     There can be no assurance that all potential losses or liabilities associated with the South Texas Project will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on Texas Genco's financial condition, results of operations and cash flows.

     Nuclear Decommissioning. CenterPoint Houston, as collection agent for the nuclear decommissioning charge assessed on its transmission and distribution customers, contributed $2.9 million in 2004 to trusts established to fund Texas Genco's share of the decommissioning costs for the South Texas Project, and expects to contribute $2.9 million in 2005. There are various investment restrictions imposed upon Texas



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                   CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Genco by the Texas Utility Commission and the NRC relating to Texas Genco's nuclear decommissioning trusts. Texas Genco and CenterPoint Houston have each appointed two members to the Nuclear Decommissioning Trust Investment Committee which establishes the investment policy of the trusts and oversees the investment of the trusts' assets. The securities held by the trusts for decommissioning costs had an estimated fair value of $216 million as of December 31, 2004, of which approximately 36% were fixed-rate debt securities and the remaining 64% were equity securities. In May 2004, an outside consultant estimated Texas Genco's portion of decommissioning costs to be approximately $456 million. While the funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas electric restructuring law, costs associated with nuclear decommissioning that were not recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be charged to transmission and distribution customers of CenterPoint Houston or its successor.


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